 Filed Pursuant to General
 Instruction II.L. of Form F-10
 File No. 333-266285
PROSPECTUS SUPPLEMENT
to the Short Form Base Shelf Prospectus dated July 22, 2022
New IssueNovember 1, 2023
NEW FOUND GOLD CORP.
$56,006,250
7,725,000 Flow-Through Shares
This prospectus supplement (“Prospectus Supplement”) of New Found Gold Corp. (the “Company” or “New Found”, “we” or “our”), together with the short form base shelf prospectus dated July 22, 2022 (the “Prospectus”), qualifies the distribution (the “Offering”) of 7,725,000 common shares of the Company (the “Offered Shares”) to be issued as “flow-through shares” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”) at a price of $7.25 per Offered Share (the “Offering Price”). The Offering is being made pursuant to the terms and conditions of an underwriting agreement dated November 1, 2023 (the “Underwriting Agreement”) between the Company, BMO Nesbitt Burns Inc. (“BMO”), Canaccord Genuity Corp. (together with BMO, the “Lead Underwriters”), as co-lead underwriters and joint book-runners, and National Bank Financial Inc., Desjardins Securities Inc., Laurentian Bank Securities Inc., Paradigm Capital Inc., Eight Capital and Roth Canada, Inc. (collectively with the Lead Underwriters, the “Underwriters”). The Offering Price was determined by arm’s length negotiation between the Company and the Lead Underwriters with reference to the prevailing market price of the common shares of the Company (the “Common Shares”) and other factors. The Offering is being made concurrently in each of the provinces and territories of Canada, except for Quebec, under the terms of this Prospectus Supplement and the Prospectus. See “Plan of Distribution”.
The Company will incur sufficient Canadian exploration expense (“CEE”) as defined in subsection 66.1(6) of the Tax Act which will qualify as “flow-through mining expenditures” (“FTME”) as defined in subsection 127(9) of the Tax Act, on or before December 31, 2024 so as to enable the Company to renounce, on or before December 31, 2023, in favour of the purchasers of the Offered Shares, an amount of CEE, which also qualifies as FTME, equal to the gross proceeds raised from the issuance of Offered Shares (the “Flow-Through Funds”). See “Renunciation of CEE” and “Certain Canadian Federal Income Tax Considerations”.
The Company understands that the initial purchasers of the Offered Shares may subsequently choose to (i) donate such Offered Shares to registered charitable organizations, who may in turn choose to sell such Offered Shares to purchasers arranged by the Underwriters at a price of $5.27 per Secondary Share (the “Re-Offer Price”); or (ii) sell such Offered Shares to purchasers arranged by the Underwriters at the Re-Offer Price ((i) and (ii) together, the “Secondary Shares” and the “Re-Offering”). The Company will not be a party to any such arrangements. This Prospectus Supplement qualifies the initial issuance of the Offered Shares as well as the distribution of the Secondary Shares. The Secondary Shares may be offered for sale in the United States, through the Underwriters either directly or through their respective U.S. broker-dealer affiliates or agents.
Price $7.25 per Offered Share
	Price to the Public	Underwriting Commission(1)(2)	Net Proceeds to the Company(2)(3)
Per Offered Share	$7.25	$0.3625	$6.8875
Total(4)	$56,006,250	$2,800,312.50	$53,205,937.50

Notes:
(1)
Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a cash fee (the “Underwriting Commission”) representing 5.0% of the aggregate gross proceeds of the Offering (or $0.3625 per Offered Share), including any proceeds realized from the sale of any Over-Allotment Shares (as defined herein), subject to a 1% cash commission (or $0.0725 per

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Offered Share) payable on sales to members of a president’s list (the “President’s List”) consisting of certain orders, which is to represent a maximum of 20% of the Offering. The total “Price to the Public”, the “Underwriting Commission” and the “Net Proceeds to the Company” (before deducting expenses of the Offering) will be $56,006,250, $2,800,312.50 and $53,205,937.50, respectively. See “Plan of Distribution”.
(2)
Assumes no sales to President’s List purchasers under the Offering.

(3)
The foregoing calculation of the net proceeds to the Company is illustrative only. The Underwriting Commission and the expenses related to the Offering estimated at $500,000, prior to giving effect to the exercise of the Over-Allotment Option (as defined herein), will be paid from the general funds of the Company.

(4)
The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date (as defined herein), to purchase up to an additional 15% of the Offering, or 1,158,750 Common Shares issued as “flow-through shares” within the meaning of subsection 66(15) of the Tax Act (the “Over-Allotment Shares”), at a price of $7.25 per Over-Allotment Share to cover over-allotments, if any, and for market stabilization purposes. In all circumstances, the number of Over-Allotment Shares available to be sold is subject to the maximum amounts allowable under the Prospectus. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, the “Underwriting Commission” and the “Net Proceeds to the Company” (before deducting expenses of the Offering and assuming no sales to President’s List purchasers) will be $64,407,187.50, $3,220,359.38, and $61,186,828.12, respectively. This Prospectus Supplement and the Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon exercise of the Over-Allotment Option. Any purchaser who acquires Common Shares forming part of the over-allotment position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus Supplement and the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the maximum number of Over-Allotment Shares that may be issued by the Company to the Underwriters pursuant to the Over-Allotment Option granted to the Underwriters:
Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	1,158,750 Over-Allotment Shares	Up to 30 days from and including the Closing Date	$7.25 per Over-Allotment Share
Unless the context otherwise requires, all references to the “Offering” and “Offered Shares” herein includes the Secondary Shares and all Over-Allotment Shares issuable pursuant to the exercise of the Over-Allotment Option.
The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to United States legal matters and on behalf of the Underwriters by Borden Ladner Gervais LLP, with respect to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters. Notwithstanding the foregoing, the Underwriters will endeavour to arrange for substituted purchasers (collectively, the “Substituted Purchasers”) of the Offered Shares, with the effect that such Substituted Purchasers will be the initial purchasers of such Offered Shares. To the extent that Substituted Purchasers purchase the Offered Shares, the Underwriters shall not be obligated to purchase the Offered Shares so purchased by such Substituted Purchasers.
The outstanding Common Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “NFG” and on the NYSE American, LLC (the “NYSE American”) under the symbol “NFGC”. On October 31, 2023, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSXV and NYSE American was $5.17 and US$3.76, respectively. The Company has applied to list the Offered Shares distributed hereunder on the TSXV and the NYSE American. Listing will be subject to New Found fulfilling all listing requirements of the TSXV and the NYSE American.
The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement (the “U.S. Registration Statement”) on Form F-10 (File No. 333-266285) filed with the United States Securities and Exchange Commission (the “SEC”) of which this Prospectus Supplement forms a part. New Found is permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of Canada which are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as a result, such financial statements may not be comparable to financial statements of United States companies.
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Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian or United States federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares and related securities. See “Certain Canadian Federal Income Tax Considerations” and “Material United States Federal Income Tax Considerations for U.S. Holders”.
Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because New Found is incorporated in British Columbia, Canada, the majority of its officers and directors and some or all of the experts named in this Prospectus Supplement and the Prospectus are Canadian residents, and its assets are located outside of the United States. See “Enforceability of Civil Liabilities”.
NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Offered Shares sold by the Underwriters to the public will initially be offered at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price specified on the cover page, the Underwriters may change the Offering Price and the other selling terms to an amount not greater than the Offering Price set forth on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. See “Plan of Distribution”.
It is expected that the completion of the sale of the Offered Shares pursuant to the Offering (the “Closing”) will take place on November 6, 2023, or on such other date as may be agreed upon by the Company and the Underwriters (the “Closing Date”). The Offered Shares are expected to be issued in registered or electronic form with CDS Clearing and Depository Services Inc. (“CDS”) on the Closing Date. Purchasers will only receive a customary confirmation from the registered dealer from or through which the Offered Shares are purchased and who is a CDS participant. See “Plan of Distribution”.
An investment in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. You should carefully review the “Risk Factors” section of this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein as well as the information under the heading “Cautionary Note Regarding Forward-Looking Information”.
The head office of New Found is located at Suite 1600 — 595 Burrard Street, Vancouver, BC, V7X 1L4, Canada. The registered and records office of New Found is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, BC, V6E 4E5, Canada.
All references in this Prospectus Supplement to “dollars”, “C$” or “$” are to Canadian dollars, unless otherwise stated. References to “US$” or “U.S. $” are to United States dollars.
Prospective investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus. Neither the Company nor the Underwriters have authorized anyone to provide prospective investors with different or additional information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. Neither the Company nor the Underwriters are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where such offer is not permitted. A prospective investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus Supplement.

PROSPECTUS SUPPLEMENT
S-i

PROSPECTUS
S-ii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offered Shares being offered and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering constituted by this Prospectus Supplement. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.
We have also filed this Prospectus Supplement to the Prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. You should read this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. The securities qualified under this Prospectus Supplement may be offered and sold in each of the provinces and territories of Canada, except Quebec, subject to any applicable securities laws.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. The Company and the Underwriters have not authorized anyone to provide investors with different or additional information. Neither the Company nor the Underwriters are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where such offer or sale is not permitted. An investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.
Market data and certain industry forecasts used in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information.
The Company’s annual financial statements that are incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board and are audited in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”). This Prospectus Supplement and the Prospectus are part of the Company’s U.S. Registration Statement. This Prospectus Supplement and the Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the Offered Shares.
Unless otherwise indicated, all information in this Prospectus Supplement assumes no exercise of the Over-Allotment Option.
In this Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “New Found” or the “Company”, refer to New Found Gold Corp.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein concerning the business, operations and financial performance and condition of New Found constitutes forward-looking information and forward-looking statements within the meaning of applicable Canadian and U.S. legislation.
Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are not historical facts, are made as of the date of this Prospectus Supplement, and include, but are not limited to statements regarding discussions of results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities and statements as to management’s expectations with respect to, among other things, the activities contemplated in this Prospectus Supplement and the Prospectus.
Forward-looking statements included or incorporated by reference in this Prospectus Supplement and the Prospectus include, without limitation:
•
expectations regarding the Company’s ability to raise capital and its uses of capital;

•
statements related to the Queensway Project (as such term is defined herein) and the Company’s planned and future exploration on the Queensway Project and its other mineral properties, including the 3-D seismic survey;

•
the Company’s goals regarding exploration and potential development of its projects;

•
the Company’s future business plans;

•
expectations regarding the ability to raise further capital;

•
the market price of gold;

•
expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;

•
the ability to retain and/or maintain any required permits, licenses or other necessary approvals for the exploration or development of its mineral properties;

•
government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador;

•
the Company’s compensation policy and practices;

•
the Company’s expected reliance on key management personnel, advisors and consultants;

•
the amount and proposed use of proceeds of the Offering;

•
business objectives and anticipated milestones;

•
the plan of distribution of the Offered Shares; and

•
the Company’s expectations with respect to the ThreeD Claim (as defined in the Prospectus).

These forward-looking statements involve numerous risks and uncertainties and other factors which may cause the actual results, performance or achievements of New Found to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Important factors that may cause actual results to vary include without limitation:
•
risks related to the Company’s use of proceeds under the Offering;

•
future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share;

•
the Common Shares are subject to various factors that have made share prices volatile;

•
the market price of the Common Shares could decline;

•
the Company has never paid, and does not currently anticipate paying, dividends;

•
no assurance of an active or liquid market of the Common Shares;

•
the Company may fail to find a commercially viable deposit at any of its mineral properties;

•
there are no mineral resources or mineral reserves on any of the properties in which the Company has an interest;

•
the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties;

•
mineral exploration and development are inherently risky;

•
the mineral exploration industry is intensely competitive;

•
additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company;

•
fluctuations in the demand and price for gold;

•
the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business;

•
the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted;

•
the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations;

•
there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned;

•
the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company;

•
public health crises may adversely impact the Company’s business;

•
the volatility of global capital markets over the past several years has generally made the raising of capital more difficult;

•
economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action;

•
inflationary cost pressures may escalate the Company’s operating costs;

•
compliance with environmental regulations can be costly;

•
social and environmental activism can negatively impact exploration, development and mining activities;

•
the success of the Company is largely dependent on the performance of its directors and officers;

•
the Company’s operations may be adversely affected by First Nations land claims;

•
the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business;

•
United States investors may not be able to obtain enforcement of civil liabilities against the Company;

•
the Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act;

•
the Company may be a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors;

•
the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company;

•
the Company’s future profitability may depend upon the world market prices of gold;

•
dilution from future equity financing could negatively impact holders of the Company’s securities;

•
failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business;

•
the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company;

•
the Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations; and

•
the Company is subject to various risks associated with climate change.

as well as those factors referred to in the “Risk Factors” section of the Prospectus, this Prospectus Supplement, and in the documents incorporated by reference, including the 2022 AIF (as defined herein).
In making the forward-looking statements in this Prospectus Supplement and the Prospectus, New Found has applied several material assumptions, including without limitation, the assumptions that:
•
the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties;

•
future prices of gold and other metal prices;

•
the timing and results of exploration and drilling programs;

•
the demand for, and price of gold;

•
that general business and economic conditions will not change in a material adverse manner;

•
the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

•
the geology of the Queensway Project as described in the Technical Report (as such term is defined herein);

•
the accuracy of budgeted exploration and development costs and expenditures;

•
future currency exchange rates and interest rates;

•
operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner;

•
the Company’s ability to attract and retain skilled personnel;

•
political and regulatory stability;

•
the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms;

•
obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws;

•
sustained labour stability;

•
stability in financial and capital goods markets;

•
availability of equipment; and

•
the ability of the Company to fulfill the requirements of the TSXV and the NYSE American in connection with the listing of the Offered Shares.

Certain of the risks and assumptions are described in more detail under the heading “Risk Factors” in this Prospectus Supplement and the Prospectus and in the 2022 AIF (defined below) under New Found’s profile on the SEDAR+ website at www.sedarplus.ca and on the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), at www.sec.gov.
The forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are based on the beliefs, expectations and opinions of management as of the date hereof. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers and investors should not place undue reliance on forward-looking statements. New Found does not intend to update forward-looking statements, except as required by law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS
We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement, including the documents incorporated by reference herein, in accordance with the requirements of Canadian securities law, which differ from the requirements of United States securities laws. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS and thus may not be comparable to financial statements of United States companies.
Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Prospectus Supplement, was prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this Prospectus Supplement is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
CURRENCY AND EXCHANGE RATE INFORMATION
Except as otherwise noted in our AIF and our financial statements and related management’s discussion and analysis of financial condition and results of operations that are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, the financial information contained in such documents is expressed in Canadian dollars. Exchange rates between US dollars and the Canadian dollar are included below.
Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Prospectus Supplement and the accompanying Prospectus refer to Canadian dollars. References to “US$”, “U.S.$” or “U.S. dollars” in this Prospectus Supplement and the accompanying Prospectus refer to United States dollars.
The high, low, average and closing rates for the US dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:
	Six Months Ended June 30		Year Ended December 31
	2023	2022	2022	2021	2020
Period End	$1.3240	$1.2886	$1.3544	$1.2678	$1.2732
Average	$1.3477	$1.2715	$1.3011	$1.2535	$1.3415
High	$1.3807	$1.3039	$1.3856	$1.2942	$1.4496
Low	$1.3151	$1.2451	$1.2451	$1.2040	$1.2718
On October 31, 2023, the daily average exchange rate for the US dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3871.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.
Copies of the documents incorporated by reference in this Prospectus Supplement and the Prospectus and not delivered with this Prospectus Supplement may be obtained on request without charge from the Corporate Secretary of New Found Gold Corp., Suite 1600 — 595 Burrard Street, Vancouver, British Columbia V7X 1L4. (Telephone: 604 562-9664) Attn: Corporate Secretary or by accessing the disclosure documents through SEDAR+, at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through EDGAR, at www.sec.gov. Our filings through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement and the Prospectus except as specifically set forth herein.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Prospectus:
•
our annual information form for the year ended December 31, 2022 dated March 30, 2023 (the “2022 AIF”);

•
our audited annual financial statements as at and for the years ended December 31, 2022 and 2021, comprised of the statements of financial position as at December 31, 2022 and December 31, 2021 and the statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and notes to the financial statements, including a summary of significant accounting policies, and the associated independent auditor’s report, filed on March 30, 2023 (the “Annual Financial Statements”);

•
our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2022, dated March 30, 2023 (the “Annual MD&A”);

•
our interim financial statements for the three and six months ended June 30, 2023 and 2022, and the notes thereto, filed on August 14, 2023;

•
our management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2023, filed on August 14, 2023;

•
the management information circular dated October 13, 2023 with respect to the annual general meeting of our shareholders to be held on December 7, 2023, filed on October 27, 2023;

•
our material change report dated February 17, 2023, regarding the filing of the Technical Report; and

•
our material change report dated March 7, 2023, regarding the Company’s announcement of the discovery of Iceberg, a high-grade zone located 300m northeast of Keats Main along the highly prospective Appleton Fault Zone (“AFZ”) at the Queensway Project.

Any document of the type referred to in the preceding paragraphs (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions that is filed by the Company with a securities commission after the date of this Prospectus Supplement and prior to the termination of the Offering under this Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus Supplement.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, only if and to the extent expressly provided for therein). In addition, the Company may incorporate by reference into this Prospectus Supplement, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.
The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated or deemed to be incorporated herein by reference.
Any statement contained in this Prospectus Supplement, the Prospectus or a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus Supplement, except as so modified or superseded. Without limiting the foregoing, each document incorporated by reference into the Prospectus prior to the date hereof shall be deemed to have been superseded in its entirety unless such document is also listed above as being incorporated by reference into this Prospectus Supplement.
References to the Company’s website or any other website in this Prospectus Supplement, the accompanying Prospectus or any documents that are incorporated by reference into this Prospectus Supplement or the Prospectus do not incorporate by reference the information on such website(s) into this Prospectus Supplement or the Prospectus, and the Company disclaims any such incorporation by reference.
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference” in the Prospectus and the Prospectus Supplement; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Crowe MacKay LLP, former auditor of the Company; (iv) the consent of each expert listed in the exhibit index of the registration statement; (v) the form of debt indenture; and (vi) the Underwriting Agreement.
THE COMPANY
The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this Prospectus Supplement. This description does not contain all of the information about us and our properties and business that you should consider before investing in any securities. You should carefully read the Prospectus Supplement and the Prospectus, including the section titled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus Supplement and the Prospectus, before making an investment decision.
Name, Address and Incorporation
New Found was incorporated under the Business Corporations Act (Ontario) as “Palisade Resources Corp.” on January 6, 2016. By articles of amendment effective June 20, 2017, the Company’s name was changed to its current name, “New Found Gold Corp”.
On June 23, 2020, the Company continued into British Columbia under the provisions of the Business Corporations Act, British Columbia, (the “BCBCA”). The Company’s head office is located at Suite 1600 — 595 Burrard Street, Vancouver, British Columbia, V7X 1L4, Canada. The Company’s registered and records office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada.
New Found is a reporting issuer in each of the provinces and territories of Canada. The Common Shares of New Found are listed on the TSXV and NYSE American.
Business of the Company
New Found is a mineral exploration company involved in the identification, acquisition and exploration of mineral properties primarily in the Province of Newfoundland and Labrador. The Company’s exploration is focused on discovering and delineating gold resources. The Company has one material property: the Queensway Project located in Newfoundland, Canada (the “Queensway Project”). At present, the Queensway Project does not have any known mineral resources or reserves.
Since incorporation, the Company has taken the following steps in developing its business: (i) identified and acquired mineral properties with sufficient merit to warrant exploration; (ii) raised funds to progress the Company’s exploration activities on its mineral properties, as described herein; (iii) completed technical reports on the Queensway Project, including the amended and restated technical report titled “NI 43-101 Technical

Report, January 2023 Exploration Update at New Found Gold Corp.’s Queensway Gold Project in Newfoundland and Labrador, Canada”, with an effective date of January 24, 2023, prepared by D. Roy Eccles, M.Sc., P. Geol. P Geo. of APEX Geoscience Ltd. in compliance with NI 43-101(the “Technical Report”); and (iv) retained directors, officers and employees with the skills required to successfully operate a public mineral exploration company.
On August 11, 2020, the Company completed its initial public offering and the Common Shares (as defined herein) of the Company began trading on the TSXV under the symbol “NFG”.
On September 29, 2021, the Company’s Common Shares began trading on the NYSE American under the symbol “NFGC”. Concurrent with the start of trading on the NYSE American, the Company’s Common Shares ceased trading on the OTC Markets.
As of the date of this Prospectus Supplement, the Company does not have any subsidiaries.
Further information regarding the business of the Company or its operations and its mineral properties can be found in the 2022 AIF, Annual Financial Statements and Annual MD&A and the other documents incorporated by reference into this Prospectus Supplement and the Prospectus available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See “Documents Incorporated by Reference”.
RECENT DEVELOPMENTS
The Company is actively exploring the Queensway Project with an ongoing 500,000m exploration drilling program along the AFZ. Exploration along the fault continues to expand the known mineral zones as well as identify several new veined zones.
On February 16, 2023, the Company announced that it had filed the Technical Report.
On March 7, 2023, the Company announced the start of a large 3-D seismic survey covering the Appleton and JBP fault zones, the survey acquisition phase was completed in August 2023. It is anticipated that the survey will allow the Company to understand the deeper geology at the project beyond the current depth of exploration drilling and allow for further drill targeting below these depths. The results of the seismic survey are expected to be available from Q4 2023 through Q1 2024.
In August 2023, the Company announced it had entered into a non-binding memorandum of understanding with Maritime Resources for use of the Pine Cove Mill. The Pine Cove Mill is a fully permitted gold processing facility that was operating as recently as Q1 of 2023 and is rated at 1,400 tonnes per day with a large capacity tailings storage facility and access to port infrastructure. Pine Cove is located on the Baie Verte peninsula, approximately 270km from the Queensway project by paved highway.
In August 2023, the Company announced it had initiated surface excavation of the Keats zone to investigate the geological controls and characteristics of the mineralization. The Keats trench spans a 200m strike length and covers 70m of width along the surface expression of the Keats Main zone. As of October 23, 2023 the project was 85% complete and the Company anticipates that this project will provide additional geological information for drill targeting and de-risking its 3-D geological models.
RISK FACTORS
Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, you should carefully consider the risks described below, as well as the risks described under the “Risk Factors” section of the Prospectus and the 2022 AIF before purchasing the Offered Shares.

Risks Related to Our Securities
Use of Proceeds
While information regarding the use of proceeds from the sale of the Offered Shares is described under the heading “Use of Proceeds”, management will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. The Company has identified certain forward-looking plans and objectives for the proceeds, including those listed under the heading “Business Objectives and Milestones”, but the Company’s ability to achieve such plans and objectives could change as a result of a number of internal and external factors, such as the results of continued development activities on the Company’s properties. Management may use the proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.
Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share.
Shareholders of the Company will incur immediate dilution as a result of the Offering. See “Consolidated Capitalization”. We may sell additional equity securities (including through the sale of securities convertible into Common Shares and sales under our “at-the-market” equity offering program) and may issue additional debt or equity securities to finance our operations, exploration, development, acquisitions or other projects. We are authorized to issue an unlimited number of Common Shares. We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.
Our Common Shares are subject to various factors that have made share prices volatile.
The Common Shares are listed on the TSXV and NYSE American. Securities of mineral exploration and development companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.
The price of the Common Shares is also likely to be significantly affected by short-term changes in gold or other mineral prices or in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Found may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within New Found’s control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for the Company’s Common Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the price of the Common Shares volatile in the future, which may result in losses to investors.

The market price of the Common Shares could decline as a result of future issuances or sales of the Company’s securities, which could result in insufficient liquidity.
The market price of the Common Shares could decline as a result of issuances of securities by the Company or sales by its existing shareholders of Common Shares in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of the Company’s outstanding stock options or the vesting of the Company’s outstanding share units may also reduce the market price of the Common Shares. Additional Common Shares, stock options and share units may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSXV and NYSE American. The Company’s shareholders may be unable, as a result, to sell significant quantities of the Common Shares into the public trading markets. The Company may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSXV and the NYSE American. Sales of the Common Shares by shareholders might also make it more difficult for the Company to sell equity or debt securities at a time and price that it deems appropriate, which may have a material adverse effect on the Company’s business, financial conditions and results of operations.
The Company may be a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors
The Company may be a “passive foreign investment company” (“PFIC”), which may have adverse U.S. federal income tax consequences for U.S. investors. U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a “passive foreign investment company” for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. We believe we were a PFIC for 2022, and we expect to be a PFIC for 2023 and may be treated as a PFIC in subsequent years. Prospective investors should carefully read the tax discussion below under the heading “Material United States Federal Income Tax Considerations for U.S. Holders” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.
The Company has never paid, and does not currently anticipate paying, dividends.
To date, the Company has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions.
No Assurance of Active or Liquid Market
No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.
Investors May Lose their Entire Investment
An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.
The Company, its directors and officers are located outside of the United States, which makes it difficult for U.S. litigants to effect service of process, or enforce, any judgments obtained against the Company or its officers or directors.
The Company and a majority of the Company’s directors and officers and the experts named in this Prospectus Supplement are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and all of the Company’s assets are, located outside the United States. As a result, it may be difficult for U.S. litigants to effect service of process or enforce any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof.
Canadian Tax Treatment of Flow-Through Shares
The tax treatment applicable to mining activities and flow-through shares constitutes a major factor when considering an investment in the Offered Shares. Investors are cautioned that the taxation laws and regulations and the current administrative practices of the federal, provincial and territorial tax authorities may be amended or construed in such a way that the tax considerations for a purchaser holding Offered Shares will be altered and, moreover, there may be differences of opinion between the Canadian federal and provincial or territorial tax authorities with respect to the tax treatment of the Offered Shares, the status of such Offered Shares and the activities contemplated by the Company’s exploration and development programs. See “Renunciation of CEE” and “Certain Canadian Federal Income Tax Considerations”. The Offered Shares are designed for investors whose income is subject to high marginal tax rates. The right to deduct qualifying expenditures accrues to the initial purchaser of the Offered Shares and is not transferable. No guarantee can be given that Canadian tax laws will not be amended, that the amendments announced with respect to such laws will be adopted or that the current administrative practices of the tax authorities will not be modified. In addition, there is no guarantee that the CEE incurred by the Company, the qualification of such CEE as FTME, or the expected tax deductions in respect thereof will be accepted by the Canada Revenue Agency (the “CRA”). Consequently, the tax considerations for purchasers holding or selling Offered Shares may be fundamentally altered. See “Renunciation of CEE” and “Certain Canadian Federal Income Tax Considerations”.
There is no guarantee that an amount equal to the Flow-Through Funds will be expended by the Company on or prior to December 31, 2024 as CEE, or that such CEE will qualify as FTME, and result in the deductions described under “Renunciation of CEE” and “Certain Canadian Federal Income Tax Considerations”. If the Company does not renounce to the purchaser, effective on or before December 31, 2023, CEE that qualifies as FTME in an amount equal to the aggregate purchase price paid by such purchaser for the Offered Shares, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company shall indemnify the purchaser for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial or territorial legislation) by the purchaser (or if the purchaser is a partnership, the partners thereof) as a consequence of such failure or reduction; however, there is no guarantee that the Company will have the financial resources required to satisfy such indemnity. For certainty, the aforementioned indemnity shall have no force and effect to the extent that such indemnity, recourse or rights of action would otherwise cause the Offered Shares to be “prescribed shares” within the meaning of section 6202.1 of the regulations under the Tax Act (the “Regulations”).
CONSOLIDATED CAPITALIZATION
Since June 30, 2023, the date of our financial statements for the most recently completed financial period, there have been no material changes in our consolidated share and debt capital other than as outlined under “Prior Sales”. For information on the issuance of Common Shares pursuant to the exercise of stock options (“Options”) pursuant to our incentive stock option plan, see “Prior Sales”.
The following table shows the consolidated capitalization of the Company as at the date of the interim financial statements for the three and six months ended June 30, 2023 and as at such date on an adjusted basis after giving effect to the Offering. The table should be read in conjunction with the interim financial statements for the three and six months ended June 30, 2023 and management’s discussion and analysis for the three and six months ended June 30, 2023, which are incorporated by reference in this Prospectus as well as the other disclosure contained in this Prospectus, including the risk factors described under the heading “Risk Factors” in this Prospectus and in the 2022 AIF.
	As at June 30, 2023(1)	As at June 30, 2023 (after giving effect to the Offering)	As at June 30, 2023 (after giving effect to the Offering and assuming full exercise of the Over-Allotment Option)
Common Shares	176,890,015	184,615,015	185,773,765
Cash(2)(3)	$41,473,704	$94,179,641.50	$102,160,532.13

Notes:
(1)
These figures have been derived from the interim financial statements for the three and six months ended June 30, 2023.

(2)
After deduction of Underwriting Commission and estimated expenses of the Offering.

(3)
The above calculation assumes no sales to President List purchasers under the Offering.

USE OF PROCEEDS
The net proceeds to the Company from the Offering will be approximately $52,705,937.50 (or approximately $60,686,828.12 if the Over-Allotment Option is exercised in full), after deducting payment of the Underwriting Commission in the amount of $2,800,312.50 (or $3,220,359.38 if the Over-Allotment Option is exercised in full) and the estimated expenses of the Offering of $500,000 by the Company from its general funds. The above calculations assume no sales to President’s List purchasers under the Offering.
The Company will use an amount equal to the Flow-Through Funds to incur CEE, which qualifies as FTME, at the Queensway Project. The Underwriting Commission and the expenses of the Offering will be paid from the general funds of the Company. See “Renunciation of CEE” and “Certain Canadian Federal Income Tax Considerations”.
Although the Company intends to use the proceeds from the Offering as set forth above, the actual allocation of the proceeds may vary depending on the advancement of the Queensway Project or unforeseen events, including those listed under “Risk Factors” in this Prospectus Supplement, the Prospectus and the 2022 AIF.
Business Objectives and Milestones
The main business objectives the Company intends to accomplish with the proceeds of the Offering are to continue drilling existing and new targets at the Queensway Project. The first phase of exploration drilling comprises 500,000m which is ongoing and is expected to be completed by December 2023. Subsequent phases of drilling are to be focused on further exploration, working to advance additional areas and zones that are prospective for gold mineralization.
The Company expects to complete these main business objectives on or before December 2024. No significant event needs to occur for the Company to achieve these business objectives, although the objectives are dependent on the amount of proceeds raised, the time periods in which the proceeds are raised and subject to the risks and uncertainties described in this Prospectus Supplement and the Prospectus.
Greg Matheson, P. Geo., is the “qualified person”, within the meaning of NI 43-101, who has reviewed and confirmed that the above-noted use of net proceeds allocations is reasonable.

PRIOR SALES
The following table summarizes the issuances by New Found of Common Shares within the 12 months prior to the date of this Prospectus Supplement:
Issue Date	Type of Security	Number Issued	Issue Price
September 28, 2023(3)	Common Shares	150,000	$0.40
September 25, 2023(3)	Common Shares	5,000	$2.07
September 22, 2023(1)	Common Shares	4,100	$6.001
September 22, 2023(1)	Common Shares	1,700	$6.039
September 20, 2023(1)	Common Shares	4,600	$6.003
September 20, 2023(1)	Common Shares	7,300	$5.975
September 19, 2023(1)	Common Shares	27,200	$6.083
September 19, 2023(1)	Common Shares	32,300	$6.012
September 18, 2023(1)	Common Shares	9,600	$6.005
September 18, 2023(1)	Common Shares	1,812	$5.998
September 6, 2023(1)	Common Shares	700	$6.017
September 6, 2023(1)	Common Shares	3,200	$6.051
September 1, 2023(1)	Common Shares	19,900	$6.094
September 1, 2023(1)	Common Shares	29,682	$6.093
August 31, 2023(1)	Common Shares	64,100	$6.058
August 31, 2023(1)	Common Shares	78,000	$6.068
August 30, 2023(1)	Common Shares	35,800	$6.086
August 30, 2023(1)	Common Shares	50,000	$6.07
August 29, 2023(1)	Common Shares	1,300	$6.007
August 29, 2023(1)	Common Shares	400	$6.022
August 29, 2023(3)	Common Shares	2,000	$5.68
August 28, 2023(1)	Common Shares	27,000	$6.107
August 28, 2023(1)	Common Shares	36,634	$6.107
August 25, 2023(1)	Common Shares	45,100	$6.18
August 25, 2023(1)	Common Shares	67,834	$6.217
August 24, 2023(1)	Common Shares	20,700	$6.021
August 24, 2023(1)	Common Shares	28,100	$6.037
August 23, 2023(1)	Common Shares	6,700	$6.037
August 23, 2023(1)	Common Shares	9,721	$6.042
August 22, 2023(1)	Common Shares	1,400	$6.004
August 22, 2023(1)	Common Shares	400	$6.029
August 21, 2023(1)	Common Shares	9,800	$6.024
August 21, 2023(1)	Common Shares	25,838	$6.027
August 18, 2023(1)	Common Shares	1,600	$6.004
August 18, 2023(1)	Common Shares	1,200	$6.04
August 17, 2023(1)	Common Shares	13,300	$6.064
August 17, 2023(1)	Common Shares	23,344	$6.094
August 16, 2023(1)	Common Shares	3,000	$6.010
August 16, 2023(1)	Common Shares	6,100	$6.026

Issue Date	Type of Security	Number Issued	Issue Price
August 8, 2023(1)	Common Shares	4,800	$6.007
August 8, 2023(1)	Common Shares	2,900	$6.06
August 4, 2023(1)	Common Shares	800	$6.00
August 4, 2023(1)	Common Shares	1,100	$6.013
August 3, 2023(1)	Common Shares	12,300	$6.04
August 3, 2023(1)	Common Shares	23,800	$6.047
August 2, 2023(1)	Common Shares	33,300	$6.236
August 2, 2023(1)	Common Shares	40,500	$6.315
August 1, 2023(1)	Common Shares	7,500	$6.028
August 1, 2023(1)	Common Shares	15,000	$6.058
July 31, 2023(1)	Common Shares	4,900	$6.03
July 31, 2023(1)	Common Shares	3,100	$6.013
July 28, 2023(1)	Common Shares	19,200	$6.156
July 28, 2023(1)	Common Shares	35,800	$6.158
July 27, 2023(1)	Common Shares	13,100	$6.21
July 27, 2023(1)	Common Shares	31,700	$6.199
July 26, 2023(1)	Common Shares	19,200	$6.156
July 26, 2023(1)	Common Shares	38,000	$6.33
July 25, 2023(1)	Common Shares	15,300	$6.418
July 25, 2023(1)	Common Shares	38,400	$6.406
July 24, 2023(1)	Common Shares	24,200	$6.508
July 24, 2023(1)	Common Shares	55,700	$6.491
July 21, 2023(1)	Common Shares	17,500	$6.662
July 21, 2023(1)	Common Shares	49,000	$6.678
July 20, 2023(1)	Common Shares	40,000	$6.643
July 20, 2023(1)	Common Shares	47,000	$6.633
July 19, 2023(1)	Common Shares	9,900	$6.571
July 19, 2023(1)	Common Shares	27,200	$6.569
July 18, 2023(1)	Common Shares	2,700	$6.661
July 18, 2023(1)	Common Shares	9,025	$6.656
July 17, 2023(1)	Common Shares	115,200	$6.84
July 17, 2023(1)	Common Shares	23,100	$6.828
July 14, 2023(1)	Common Shares	39,600	$6.859
July 14, 2023(1)	Common Shares	77,126	$6.867
July 13, 2023(1)	Common Shares	31,200	$6.701
July 13, 2023(1)	Common Shares	52,000	$6.627
July 12, 2023(1)	Common Shares	27,000	$6.58
July 12, 2023(1)	Common Shares	45,145	$6.544
July 11, 2023(1)	Common Shares	15,000	$6.526
July 11, 2023(1)	Common Shares	52,592	$6.511
July 10, 2023(1)	Common Shares	1,900	$6.491
July 10, 2023(1)	Common Shares	3,800	$6.468
July 7, 2023(1)	Common Shares	22,700	$6.669

Issue Date	Type of Security	Number Issued	Issue Price
July 7, 2023(1)	Common Shares	37,708	$6.693
July 6, 2023(1)	Common Shares	30,000	$6.833
July 6, 2023(1)	Common Shares	11,400	$6.649
July 5, 2023(1)	Common Shares	39,300	$6.416
July 5, 2023(1)	Common Shares	9,500	$6.226
July 5, 2023(1)	Common Shares	16,800	$6.224
July 5, 2023(1)	Common Shares	67,774	$6.411
June 30, 2023(1)	Common Shares	1,100	$6.204
June 30, 2023(1)	Common Shares	4,000	$6.215
June 29, 2023(1)	Common Shares	4,600	$6.211
June 29, 2023(1)	Common Shares	11,537	$6.244
June 28, 2023(1)	Common Shares	8,000	$6.229
June 28, 2023(1)	Common Shares	8,600	$6.282
June 27, 2023(1)	Common Shares	14,000	$6.242
June 27, 2023(1)	Common Shares	29,292	$6.216
June 26, 2023(1)	Common Shares	17,300	$6.196
June 26, 2023(1)	Common Shares	23,325	$6.199
June 23, 2023(1)	Common Shares	6,300	$6.193
June 23, 2023(1)	Common Shares	10,200	$6.212
June 22, 2023(1)	Common Shares	26,100	$6.392
June 22, 2023(1)	Common Shares	31,399	$6.274
June 21, 2023(1)	Common Shares	34,400	$6.488
June 21, 2023(1)	Common Shares	36,705	$6.486
June 20, 2023(1)	Common Shares	49,300	$6.389
June 20, 2023(1)	Common Shares	46,266	$6.365
June 16, 2023(1)	Common Shares	13,000	$6.235
June 16, 2023(1)	Common Shares	16,800	$6.198
June 15, 2023(1)	Common Shares	6,700	$6.206
June 15, 2023(1)	Common Shares	13,200	$6.189
June 14, 2023(1)	Common Shares	6,500	$6.212
June 14, 2023(1)	Common Shares	5,039	$6.18
June 13, 2023(1)	Common Shares	3,500	$6.286
June 13, 2023(1)	Common Shares	5,000	$6.282
June 12, 2023(1)	Common Shares	42,500	$6.409
June 12, 2023(1)	Common Shares	32,323	$6.402
June 9, 2023(1)	Common Shares	48,500	$6.368
June 9, 2023(1)	Common Shares	16,595	$6.375
June 8, 2023(3)	Common Shares	20,000	$2.07
June 8, 2023(1)	Common Shares	38,600	$6.554
June 8, 2023(1)	Common Shares	33,590	$6.533
June 7, 2023(1)	Common Shares	59,000	$6.601
June 7, 2023(1)	Common Shares	67,381	$6.595
June 5, 2023(1)	Common Shares	8,000	$6.052

Issue Date	Type of Security	Number Issued	Issue Price
June 5, 2023(1)	Common Shares	5,100	$6.071
May 25, 2023(1)	Common Shares	4,000	$6.123
May 25, 2023(1)	Common Shares	1,800	$6.179
May 17, 2023(1)	Common Shares	6,700	$6.231
May 17, 2023(1)	Common Shares	9,407	$6.213
May 16, 2023(1)	Common Shares	8,800	$6.251
May 16, 2023(1)	Common Shares	5,930	$6.201
May 15, 2023(1)	Common Shares	13,100	$6.376
May 15, 2023(1)	Common Shares	9,500	$6.369
May 12, 2023(1)	Common Shares	20,000	$6.444
May 12, 2023(1)	Common Shares	20,600	$6.517
May 11, 2023(1)	Common Shares	14,100	$6.549
May 11, 2023(1)	Common Shares	10,900	$6.597
May 10, 2023(1)	Common Shares	15,300	$6.578
May 9, 2023(1)	Common Shares	34,300	$6.705
May 8, 2023(1)	Common Shares	64,700	$6.849
May 5, 2023(1)	Common Shares	37,900	$6.597
May 4, 2023(1)	Common Shares	57,000	$6.506
May 3, 2023(1)	Common Shares	9,600	$6.250
May 2, 2023(1)	Common Shares	5,300	$6.226
May 1, 2023(1)	Common Shares	6,100	$6.238
April 28, 2023(1)	Common Shares	7,200	$6.288
April 27, 2023(1)	Common Shares	18,300	$6.17
April 26, 2023(1)	Common Shares	5,000	$6.275
April 24, 2023(1)	Common Shares	900	$6.611
April 21, 2023(1)	Common Shares	5,400	$6.648
April 20, 2023(1)	Common Shares	12,500	$6.906
April 19, 2023(1)	Common Shares	15,800	$6.949
April 18, 2023(1)	Common Shares	25,600	$6.97
April 17, 2023(1)	Common Shares	43,000	$7.307
April 14, 2023(1)	Common Shares	46,100	$7.433
April 13, 2023(1)	Common Shares	44,400	$7.219
April 12, 2023(1)	Common Shares	12,600	$6.909
April 11, 2023(1)	Common Shares	25,000	$6.973
April 10, 2023(1)	Common Shares	36,700	$7.161
April 6, 2023(1)	Common Shares	53,700	$7.28
April 6, 2023(3)	Common Shares	750	$5.68
April 5, 2023(3)	Common Shares	750	$5.68
December 14, 2022	Charity Flow-Through Common Shares	6,250,000	$8.00
November 16, 2022(2)	Common Shares	39,762	$4.90
November 15, 2022(1)	Common Shares	21,300	$5.027
November 15, 2022(1)	Common Shares	44,700	$5.049

Issue Date	Type of Security	Number Issued	Issue Price
November 10, 2022(1)	Common Shares	14,593	$4.988
November 10, 2022(1)	Common Shares	49,300	$5.005
November 9, 2022(1)	Common Shares	2,900	$5.003
November 9, 2022(1)	Common Shares	1,236	$4.991
November 4, 2022(1)	Common Shares	4,200	$4.991
November 4, 2022(1)	Common Shares	6,600	$5.023
November 3, 2022(1)	Common Shares	6,400	$5.093
November 3, 2022(1)	Common Shares	31,500	$5.054

Notes:
(1)
Common Shares issued pursuant to ATM program.

(2)
Common Shares issued pursuant to acquisition of exploration and evaluation assets.

(3)
Common Shares issued pursuant to the exercise of Options.

The following table summarizes the grants by New Found of Options, within the 12 months prior to the date of this Prospectus Supplement:
Date of Grant	Security	Exercise Price	Number of Options
December 27, 2022	Options	$5.68	2,257,500

Notes:
(1)
As of the date of this Prospectus Supplement, there were 12,302,000 Options outstanding.

(2)
The “price per security” in the table above indicates the respective exercise price of the Options granted.

PRICE RANGE AND TRADING VOLUME
The Common Shares are listed and posted for trading on the TSXV under the symbol “NFG”. The following table sets forth information relating to the trading of the Common Shares on the TSXV for the periods indicated.
Month	High ($)	Low ($)	Volume
October 2023	6.30	5.02	2,305,957
September 2023	6.15	5.47	2,112,957
August 2023	6.27	5.68	2,276,370
July 2023	6.93	5.84	1,902,369
June 2023	6.79	5.81	2,811,223
May 2023	7.00	5.56	2,666,419
April 2023	7.60	5.88	2,506,247
March 2023	6.97	4.73	5,855,544
February 2023	5.45	4.41	1,616,496
January 2023	5.80	4.85	2,952,623
December 2022	6.79	5.02	4,162,435
November 2022	6.12	4.61	2,591,513
October 2022	5.35	4.57	1,494,469

Source: Bloomberg.
The Common Shares are listed and posted for trading on the NYSE American under the symbol “NFGC”. The following table sets forth information relating to the trading of the Common Shares on the NYSE American for the periods indicated.

Month	High (US$)	Low (US$)	Volume
October 2023	4.59	3.62	5,564,710
September 2023	4.54	4.04	4,218,135
August 2023	4.72	4.21	6,208,143
July 2023	5.26	4.42	5,750,219
June 2023	5.10	4.33	5,701,578
May 2023	5.14	4.10	4,328,912
April 2023	5.70	4.34	3,949,051
March 2023	5.15	3.45	5,460,000
February 2023	4.09	3.25	2,384,043
January 2023	4.25	3.61	3,401,819
December 2022	5.03	3.68	5,318,675
November 2022	4.51	3.35	3,490,627
October 2022	3.97	3.36	1,977,419

Source: Bloomberg.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act and the Regulations generally applicable to an initial purchaser of Offered Shares as beneficial owner pursuant to the Offering and who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters, is resident or deemed resident in Canada and will acquire and hold such Offered Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder: (i) that is a “principal-business corporation” within the meaning of the Tax Act, (ii) whose business includes trading or dealing in rights, licences or privileges to explore for, drill or take minerals, oil, natural gas or other related hydrocarbons, (iii) an interest in which constitutes, or would constitute, a “tax shelter investment” within the meaning of the Tax Act, (iv) that is a “financial institution” for the purpose of the “mark-to-market” rules contained in the Tax Act, (v) that is a partnership or a trust, (vi) that is a “specified financial institution” for purposes of the Tax Act, (vii) that reports its “Canadian tax results” as defined in the Tax Act (in a currency other than Canadian currency), (viii) that has entered or will enter into a “derivative forward agreement” or “synthetic disposition agreement” (as those terms are defined in the Tax Act) in respect of the Offered Shares, (ix) that is exempt from tax under Part I of the Tax Act, (x) which would receive dividends on the Offered Shares under or as part of a “dividend rental arrangement”, or (xi) that is otherwise of special status or in special circumstances. Such Holders should consult their own tax advisors.
Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada or a corporation that does not deal at arm’s length, for purposes of the Tax Act, with a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the income tax consequences of acquiring, holding and disposing of Offered Shares.
This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based on the facts set out in this Prospectus Supplement, the provisions of the Tax Act in force as of the date prior to the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing and made publicly available by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.
This summary does not otherwise take into account or anticipate any changes in law, other than the Tax Proposals, or the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary. No assurances can be given that legislative, judicial or administrative changes will not modify or change the statements expressed herein.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares and in particular does not discuss all of the tax consequences to purchasers of Offered Shares who donate their shares to a charity. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Prospective purchasers and Holders should consult their own tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.
Flow-Through Share Considerations
The following portion of the summary only applies to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (“Resident Holders”).
This summary assumes that (i) the Company will incur CEE in an amount not less than the Flow-Through Funds, (ii) CEE in an amount equal to the Flow-Through Funds will be renounced to Holders of Offered Shares hereunder with an effective date of no later than December 31, 2023, (iii) such CEE will be incurred during a period (the “Expenditure Period”) commencing on the Closing Date and ending on the earlier of (A) the date on which the Flow-Through Funds has been fully incurred in accordance with the terms of the relevant Flow-Through Share Subscription Agreements (as defined below) and (B) December 31, 2024, and (iv) all expenses discussed herein will be reasonable in amount. This summary also assumes that the Company will make all applicable tax filings in respect of the issuance of the Offered Shares and the renunciation of CEE in the manner and within the time required by the Tax Act and that all renunciations will be validly made. In addition, while the Company will furnish each Holder of Offered Shares hereunder with information with respect to renounced CEE for purposes of filing income tax returns, the preparation and filing of returns will remain the responsibility of each Holder. This summary is based upon the representation of the Company that it will be a “principal-business corporation” (as defined in the Tax Act) at all material times and that the Offered Shares, when issued, will be “flow-through shares” (as defined in the Tax Act) and will not be “prescribed shares” (within the meaning of section 6202.1 of the Regulations). If any of the above assumptions are incorrect, the Company may be unable to renounce some or all of the CEE which it has agreed to renounce hereunder.
The Canadian federal, provincial and territorial income tax consequences to a particular purchaser of Offered Shares will vary according to a number of factors, including the particular province in which the purchaser resides, carries on business or has a permanent establishment, the legal characterization of the purchaser as an individual or a corporation, the amount that would be the purchaser’s taxable income but for the investment in the Offered Shares and the manner in which the proceeds from the issuance of the Offered Shares are expended.
This summary does not describe all of the tax considerations applicable to a purchaser of Offered Shares who chooses to donate their Offered Shares to a registered charity. Such potential purchasers should consult their own tax advisors.
Canadian Exploration Expense
Subject to certain limitations and restrictions contained in the Tax Act, the Company will be entitled to renounce to a Holder of Offered Shares hereunder certain CEE incurred by the Company during the

Expenditure Period in an amount equal to the relevant subscription price of the Offered Shares as permitted by and in accordance with the Tax Act. The CEE will be renounced to the Holder with an effective date on or before December 31, 2023. Such CEE that is properly renounced to a Holder will be deemed to have been incurred by that Holder on the effective date of the renunciation and will be added to such Holder’s “cumulative Canadian exploration expense” (as defined in the Tax Act) (“CCEE”) account.
The Tax Act contains a one year “look-back” rule which, if certain conditions are satisfied, entitles the Company to renounce certain CEE incurred by it in 2024 to Holders effective on December 31, 2023. In other words, the Holders are deemed to have incurred the CEE on December 31, 2023 even though the Company will not incur the CEE until 2024. For this rule to apply in respect of an Offered Share, the Holder must have paid the consideration in money for such share, the Holder and the Company must deal with each other at arm’s length (for the purposes of the Tax Act) throughout 2024, the relevant subscription agreement in respect of such share must have been entered into, on or prior to December 31, 2023, and the Company must renounce the CEE to the Holder in either January, February or March of 2024. In the event that the Company does not incur the amounts renounced under the one year “look-back” rule by the end of 2024, the Company will be required to reduce the amount of CEE renounced to the Holders and the Holders’ income tax returns for the years in which the CEE was claimed will be reassessed accordingly. A Holder will not be subject to any penalties for any such reassessment and will not be subject to any interest charges for any additional taxes payable if such taxes are paid by the Holder on or prior to April 30, 2025.
A Holder may deduct in computing such Holder’s income from all sources for a taxation year an amount not exceeding 100% of the balance of such Holder’s CCEE account at the end of that taxation year. Deductions claimed by a Holder reduce the Holder’s CCEE account. To the extent that a Holder does not deduct the balance of such Holder’s CCEE account at the end of the taxation year, the balance may be carried forward and deducted in subsequent taxation years in accordance with the provisions of the Tax Act. The right to deduct CCEE accrues to the initial Holder of Offered Shares and is not transferable.
A Holder of Offered Shares who is an individual (other than a trust) may be entitled to a non-refundable investment tax credit equal to 15 percent of a “flow-through mining expenditure” renounced to the Holder. A “flow-through mining expenditure” is defined in subsection 127(9) of the Tax Act to include certain CEE incurred in conducting certain mining exploration activity from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource described in paragraph (a) or (d) of the definition of “mineral resource” as defined in the Tax Act. The investment tax credit may be deducted in accordance with detailed rules in the Tax Act against tax payable under the Tax Act in the taxation year in which the flow-through mining expenditure is incurred, or carried back three years and forward twenty years. The Company has agreed to incur and renounce CEE that will qualify for this investment tax credit.
The Holder’s CCEE account at any time in a taxation year will be reduced by an amount equal to any investment tax credit claimed for a previous taxation year. If the reduction in the Holder’s CCEE account causes the CCEE account to become negative, the amount of the negative balance will be included in the Holder’s income and the Holder’s CCEE will thereupon have a nil balance.
Certain restrictions apply in respect of the deduction of CCEE following an acquisition of control and on certain reorganizations of a corporate Holder. Corporate Holders should consult their own independent tax advisors for advice with respect to the potential application of these rules to them having regard to their own particular circumstances.
If a Holder acquires Offered Shares through a Registered Plan, the CEE renounced will not be available as a deduction against the income of the annuitant, holder or beneficiary of such plan and the associated tax benefits will be lost.
Taxation of Dividends
In the case of a Resident Holder, dividends received or deemed to be received on the Offered Shares will be included in computing a Holder’s income. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends”, if any, that are properly designated as such by the Company. There may be limitations on the ability of the Company to designate dividends as eligible dividends. Taxable dividends received by such Holders may give rise to minimum tax under the Tax Act, discussed further below under the heading “Minimum Tax”.
In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and will normally be deductible in computing such Resident Holder’s taxable income, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) in respect of its “aggregate investment income” for the year, which is defined in the Tax Act to include dividends received or deemed to be received in respect of Offered Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income. Tax Proposals released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Tax Proposals. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.
Disposition of Offered Shares
In the case of a Resident Holder, a disposition or deemed disposition of an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), will result in the realization of a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition exceed (or are less than) the adjusted cost base of such share and reasonable expenses incurred by the Holder for the purposes of making such disposition.
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.
Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act, discussed further below under the heading “Minimum Tax”.
Flow-Through Shares purchased hereunder will be deemed to have been acquired by the purchaser for an initial cost of nil regardless of the subscription price paid.
Generally, the cost of a Common Share (other than a flow-through share) for tax purposes will be the amount paid to acquire such share and reasonable costs associated with the acquisition. The adjusted cost base to a Holder of an Offered Share will generally be the average tax cost of all Common Shares held by such Holder as capital property at a particular time. Any tax consequences arising from a subsequent disposition of an Offered Share will be measured by reference to the adjusted cost base of the Offered Shares based on this averaging rule.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) in respect of its “aggregate investment income” for the year, which is defined in the Tax Act to include an amount in respect of taxable capital gains. Tax Proposals released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Tax Proposals. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.
A Holder who disposes of Offered Shares will retain the entitlement to the renunciation of CEE from the Company as described above as well as the ability to deduct any CCEE not previously deducted, and a subsequent Holder of such shares will not be entitled to any renunciations of CEE.
Minimum Tax
Under the Tax Act, a minimum tax is payable by an individual and certain specified trusts equal to the amount by which the minimum tax exceeds the tax otherwise payable. In calculating adjusted taxable income for the purpose of determining minimum tax, certain deductions and credits otherwise available, such as the deduction for CEE not used to reduce resource income, are disallowed and certain amounts not otherwise taxable are included in income, such as 80% (or 100% under the Tax Proposals) of net capital gains. In computing adjusted taxable income for minimum tax purposes, a $40,000 (or approximately $173,000 under the Tax Proposals) exemption is provided. The federal rate of minimum tax is 15% (or 20.5% under the Tax Proposals). Whether and to what extent the tax liability of a particular Holder will be increased by the minimum tax will depend upon the amount of such Holder’s income, the sources from which it is derived and the nature and amounts of any deductions that such Holder claims. Any additional tax payable for a year from the application of the minimum tax provisions is recoverable in subsequent years to the extent that tax otherwise determined exceeds the minimum tax for any of the following seven taxation years. Holders should consult their own independent tax advisors with respect to the potential minimum tax consequences to them having regard to their own particular tax circumstances.
Cumulative Net Investment Loss
One-half of the amount of the CEE renounced to and deducted by a Resident Holder who is an individual will be added to the Holder’s cumulative net investment loss (“CNIL”) account, as defined in the Tax Act. A Holder’s CNIL account may impact a Holder’s ability to access the lifetime capital gains exemption available on the disposition of certain qualified small business corporation shares and qualified farm property.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
The following is a discussion of certain U.S. Federal income tax consequences of the acquisition, ownership and disposition of the Secondary Shares that are applicable to you if you are a U.S. Holder, as defined below, that acquires the Secondary Shares pursuant to the Re-Offering. This discussion is not a complete analysis or a listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold the Secondary Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as:
•
financial institutions;

•
regulated investment companies;

•
real estate investment trusts;

•
tax-exempt entities, qualified retirement plans, individual retirement accounts, other tax-deferred accounts or government organizations;

•
insurance companies;

•
persons holding the Secondary Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”;

•
persons who acquired the Secondary Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

•
U.S. expatriates and certain former citizens or long-term residents of the United States;

•
persons subject to the alternative minimum tax;

•
persons that generally mark their securities to market for U.S. federal income tax purposes;

•
persons required to accelerate the recognition of any item of gross income with respect to the Secondary Shares as a result of such income being recognized on an applicable financial statement;

•
persons who own or have owned 10% or more (by vote or value) of our outstanding Common Shares;

•
S corporations, partnerships, or other entities or arrangements classified as partnerships or otherwise treated as pass-through entities for U.S. federal income tax purposes;

•
dealers or traders in securities or currencies; or

•
holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax or any U.S. federal tax other than income tax or tax consequences under any state, local or foreign law.
For purposes of this section, you are a “U.S. Holder” if you are: (1) a citizen or an individual resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity is a beneficial owner of the Secondary Shares, the tax treatment of a partner or other owner or participant will generally depend upon the status of the partner (or other owner or participant) and the activities of the entity (or arrangement). If you are a partner (or other owner of or participant in the partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) of a pass through entity that acquires the Secondary Shares, you are urged to consult your tax advisor regarding the tax consequences of acquiring, owning or disposing of Secondary Shares.
The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and described herein.
The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Secondary Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchases are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of the Secondary Shares.
Distributions
Subject to the PFIC rules discussed below, the gross amount of any distribution made by us will generally be subject to U.S. federal income tax as dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, without reduction for any Canadian income tax we may be required to withhold from such distributions under Canadian law. Such amount will be includable in gross income by you as ordinary income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by us in property other than cash will be the fair market value of such property on the date of the distribution.
To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under the U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted basis in the Secondary Shares held by you (thereby increasing the amount of gain, or decreasing the amount of loss to be recognized by you upon a subsequent disposition of the Secondary Shares), with any amount that exceeds your adjusted basis being taxed as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to the Secondary Shares will be treated as dividends for U.S. federal income tax purposes.
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information provision and that the U.S. Treasury has determined is satisfactory for these purposes and (ii) it is not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year. As discussed below, we believe we were a PFIC for 2022, and we expect to be a PFIC for 2023 and may be treated as a PFIC in subsequent years. The Secondary Shares are readily tradable on an established securities market, the NYSE American. We may also be eligible for the benefits of the Canada-U.S. Tax Convention. Accordingly, subject to the PFIC rules discussed below, we expect that a non-corporate U.S. Holder should qualify for the reduced tax rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.
If you are eligible for benefits under the Canada-U.S. Tax Convention (1980), as amended (the “Treaty”), you may be able to claim a reduced rate of Canadian withholding tax. You are urged to consult your own tax advisor about your eligibility for reduction of Canadian withholding tax. You may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. You will not be allowed a foreign tax credit for any portion of the withholding tax that could have been avoided by claiming benefits under the Treaty. Dividends will be treated as having foreign source for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
The gross amount of any distributions paid in any non-U.S. currency will be included by you in income in a dollar amount calculated by reference to the exchange rate in effect on the date day you actually or constructively receive the distribution in accordance with your regular method of accounting for federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars. If such non-U.S. currency is converted into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of non-U.S. currency as distributions. If, instead, such non-U.S. currency is converted at a later date, any currency gains or losses resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of the Secondary Shares
You generally will recognize gain or loss upon the sale, exchange or other taxable disposition of the Secondary Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in the Secondary Shares. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date, exchange or other taxable disposition, you have held the Secondary Shares for more than one year. If you are an individual taxpayer, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.
Gain or loss, if any that you realize upon a sale, exchange or other taxable disposition of the Secondary Shares will be treated as having a United States source for U.S. foreign tax credit purposes. Consequently, you may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of the Secondary Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.
If you receive any foreign currency on the sale of the Secondary Shares, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Secondary Shares and the date the sale proceeds are converted into U.S. dollars.
Passive Foreign Investment Company Rules
Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock.
We believe we were a PFIC for 2022, and we expect to be a PFIC for 2023 and may be treated as a PFIC in subsequent years. If we were to be classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of any of the Secondary Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received with respect to the Secondary Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year in which we were a PFIC would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. An “Excess Distribution” generally would be any distribution to you with respect to the Secondary Shares during a single taxable year that is greater than 125% of the average annual distributions received by you with respect to the Secondary Shares during the three preceding taxable years or, if shorter, during your holding period for the Secondary Shares. In addition, you would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs (“lower-tier PFICs”).
Mark-to Market Election
If the Secondary Shares are treated as “marketable stock” for purposes of the PFIC rules, you may avoid the foregoing PFIC rules by making a mark-to-market election. The Secondary Shares will be marketable stock if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the SEC or the national market system established pursuant to the Exchange Act, or (ii) any exchange or other market that the United States Treasury Department determines is adequate. The

Company believes that the NYSE American and TSXV meet this test, and accordingly, provided that the Secondary Shares are regularly traded on the NYSE American or TSXV, you should be able to make a mark-to-market election with respect to the Secondary Shares if the Company is classified as a PFIC. After making such an election, or on an actual sale, you generally would include as ordinary income at the end of each taxable year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of the Secondary Shares over your adjusted basis in such Secondary Shares. You also would be allowed to take an ordinary loss in respect of the excess, if any, of your adjusted basis in our Secondary Shares over their fair market value at the end of the taxable year, and for any loss recognized on actual sale, but only to the extent, in each case, of the previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of the Secondary Shares would be a capital loss to the extent in excess of previously included mark-to market income not offset by previously deducted decreases in value.
Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you would continue to be subject to the PFIC rules with respect to your indirect interest in any of our direct or indirect subsidiaries that are also PFICs and any other investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes, notwithstanding making a mark-to-market election in respect of the Secondary Shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding the Secondary Shares and the availability of any tax elections if we are considered a PFIC in any taxable year.
QEF Election
The PFIC tax rules outlined above also would not apply to you if you alternatively elected to treat us as a “qualified electing fund” or “QEF.” You are urged to consult your tax advisor as to the availability and consequences of such an election. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.
If we provide the necessary information and you were eligible for and timely made a QEF election, you would include in income each year for which we are a PFIC (and be subject to current U.S. federal income tax on) your pro rata share of our ordinary earnings, as ordinary income, and net capital gains, as long-term capital gain, for our taxable year that ends with or within your taxable year, regardless of whether such amounts are actually distributed. Any such ordinary income would not be eligible for the favorable rates applicable to qualified dividend income. If you are a corporation you will not be eligible for a dividends received reduction in respect of such income or gain. Your adjusted tax basis in the Secondary Shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in your adjusted tax basis in the Secondary Shares and would not be taxed again. You would not, however, be entitled to a deduction for your pro rata share of any losses that we incurred with respect to any year. In certain cases in which we did not distribute all of our earnings in a taxable year, you might also be permitted to elect to defer payment of some or all of the taxes on our income, subject to an interest charge on the deferred amount. You would generally recognize capital gain or loss on the sale, exchange or other disposition of the Secondary Shares. You would generally make a QEF election with respect to the first year during which we were at any time a PFIC by filing IRS Form 8621 with your U.S. federal income tax return. The QEF election is made on a shareholder by shareholder basis and can only be revoked with the consent of the IRS. We expect to provide the information that is necessary to make a QEF election with respect to us or any lower-tier PFICs, upon request.
Notwithstanding any election made with respect to the Secondary Shares, dividends received with respect to our shares will not constitute “qualified dividend income” if we are a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate discussed above in “Certain United States Federal Income Tax Considerations — Distributions.” Instead, such dividends would be subject to tax at ordinary income rates.
You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding the Secondary Shares if we are considered a PFIC in any taxable year.
Additional Tax on Passive Income
Certain U.S. Holders who are individuals, estates and trusts are required to pay a 3.8 percent tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the

U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale of other taxable disposition of the Secondary Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding additional tax on passive income.
Information Reporting and Backup Withholding
In general, information reporting will apply to dividends paid to you in respect of the Secondary Shares and the proceeds received by you from the sale, exchange or other disposition of the Secondary Shares within the United States unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.
In addition, you should be aware that reporting requirements are imposed with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. Such U.S. Holders must attach a complete IRS Form 8938, statement of Specified Foreign Financial Assets, with their return for each year in which they hold the Secondary Shares. You are urged to consult your tax advisor regarding the application of the information reporting rules to the Secondary Shares.
During any taxable year in which we or any subsidiary is treated as a PFIC with respect to you, you may be required to file an annual report with the IRS. Failure to file such report could result in the imposition of penalties. You are urged to consult your tax advisor concerning the PFIC annual filing requirements.
U.S. Holders paying more than $100,000 for the Secondary Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for the Secondary Shares. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.
PLAN OF DISTRIBUTION
Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase on the Closing Date, an aggregate of 7,725,000 Offered Shares at a price of $7.25 per Offered Share, payable in cash to the Company against delivery of such Offered Shares, subject to the terms and conditions of the Underwriting Agreement. The terms of the Offering, including the Offering Price, were determined based on arm’s length negotiations between the Company and the Lead Underwriters. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Underwriters have reserved the right to form a selling group of appropriately registered dealers and brokers, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Company. Notwithstanding the foregoing, the Underwriters will endeavour to arrange for Substituted Purchasers of the Offered Shares, with the effect that such Substituted Purchasers will be the initial purchasers of such Offered Shares. To the extent that Substituted Purchasers purchase the Offered Shares, the Underwriters shall not be obligated to purchase the Offered Shares so purchased by such Substituted Purchasers.
The Underwriting Agreement provides that the Company will pay to the Underwriters the Underwriting Commission of $0.3625 per Offered Share or Over-Allotment Share, if any, sold pursuant to the exercise of the Over-Allotment Option, representing 5% of the gross proceeds per Offered Share or any Over-Allotment Share, as the case may be, for their services in connection with the distribution of the Offered Shares and Over-Allotment Shares, other than gross proceeds on any sales made to President’s List purchasers, on which a reduced fee of 1% of such gross proceeds will be paid to the Underwriters. The President’s List may represent a maximum of 20% of the Offering.

The Offering Price was determined by arm’s length negotiation between the Company and the Lead Underwriters, with reference to the prevailing market price of the Common Shares and other factors.
The Offering is being made concurrently in each of the provinces and territories of Canada, other than Québec, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares, and the Over-Allotment Shares will be offered in Canada by the Underwriters either directly or through their respective duly registered Canadian broker-dealer affiliates or agents, as applicable. The Secondary Shares may be offered for sale in the United States, through the Underwriters either directly or through their respective U.S. broker-dealer affiliates or agents, as applicable.
The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until 30 days from the Closing Date, to purchase up to an additional amount of Offered Shares equal to 15% of the Offered Shares sold pursuant to the Offering, being 1,158,750 Over-Allotment Shares at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of the Over- Allotment Shares to be issued upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public will be $64,407,187.50, the total Underwriting Commission will be $3,220,359.38 (assuming no sales to President’s List purchasers under the Offering), and the net proceeds to the Company, before deducting the estimated expenses of the Offering, will be $61,186,828.12.
The Underwriters propose to offer the Offered Shares initially at the Offering Price specified on the cover page of this Prospectus Supplement. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at the price specified on the cover page, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by prospective purchasers for Offered Shares is less than the gross price paid by the Underwriters to the Company. Any such reduction in price will not affect the proceeds received by the Company.
The Company estimates that the total expenses of the Offering, excluding the Underwriting Commission and assuming no exercise of the Over-Allotment Option, will be approximately $500,000. The Company has agreed to reimburse the Underwriters for their out-of-pocket expenses in connection with this Offering in an amount not to exceed $225,000.
The Underwriters have agreed to purchase all of the Offered Shares sold under the Underwriting Agreement, other than the Over-Allotment Shares covered by the Over-Allotment Option described above. The Underwriting Agreement provides that the Underwriters’ obligation to purchase Offered Shares depends on the satisfaction of the conditions contained in the Underwriting Agreement including:
•
the representations and warranties made by the Company to the Underwriters are true;

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there is no adverse material change in the Company’s business prior to the Closing Date; and

•
the Company delivers customary closing documents to the Underwriters.

The Company has agreed to indemnify the Underwriters, their affiliates, and their respective directors, officers, employees, partners, agents, and advisors against certain liabilities and expenses related to the Offering, including liabilities under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The Company has also agreed to contribute to payments the Underwriters may be required to make in respect of such liabilities.
The Company has agreed in the Underwriting Agreement that the Company shall not, directly or indirectly, issue any Common Shares or securities convertible into Common Shares (including any Common Shares that can be issued pursuant to the Company’s at-the-market program) other than: (i) the grant or exercise or vesting of stock options, restricted share units, deferred share units and other similar issuances pursuant to the equity compensation plans of the Company and other stock-based compensation arrangements including, for greater certainty the sale of any shares issued thereunder; (ii) the exercise or conversion of outstanding convertible securities; and (iii) any obligations in respect of existing agreements, for a period of 90 days from the Closing Date, without the prior written consent of the Lead Underwriters, such consent not to be unreasonably withheld.
The Company has also agreed to cause each of its directors and executive officers to enter into lock-up agreements in form and substance satisfactory to the Lead Underwriters evidencing their agreement to not, without the prior written consent of the Lead Underwriters (which consent will not be unreasonably withheld), directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned or hereinafter acquired, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company.
In connection with the Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales (i.e., the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering); and purchases to cover positions created by short sales; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or mitigating a decline in the market price of the Common Shares while the Offering is in progress. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of various bids for or purchases of Common Shares made by the Underwriters in the open market prior to the completion of the Offering.
In addition, in accordance with rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSXV, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.
As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.
This Prospectus Supplement and Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters participating in the Offering. The Underwriters may agree to allocate a number of Common Shares for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters that may make Internet distributions on the same basis as other allocations. Other than the Prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement, has not been approved or endorsed by the Company or any of the Underwriters in its capacity as underwriter, and should not be relied upon by investors.
Subscriptions for Offered Shares will be made pursuant to one or more subscription and renunciation agreements (collectively, the “Flow-Through Share Subscription Agreements”) to be made between the Company and the purchasers but executed by one or more of the Underwriters or one or more sub-agents of an Underwriter, as agent for, on behalf of and in the name of all purchasers of Offered Shares. The execution and delivery of a Flow-Through Share Subscription Agreement by the Underwriters or a sub-agent of an Underwriter, as agent on behalf of the purchaser, will bind such purchaser to the terms thereof as if such purchaser had executed the Flow-Through Share Subscription Agreement personally. Each purchaser who places an order to purchase Offered Shares with an Underwriter or any sub-agent of an Underwriter will be deemed to have authorized any of such Underwriters or such sub-agents to execute and deliver, on the purchaser’s behalf, the Flow-Through Share Subscription Agreement. The Underwriters acknowledge that they will have the authority to bind a purchaser to the Flow-Through Share Subscription Agreement upon receipt of an order to purchase Offered Shares from the said purchaser.
The Company understands that the initial purchasers of the Offered Shares may subsequently choose to (i) donate such Offered Shares to registered charitable organizations, who may in turn choose to sell such Offered Shares to purchasers arranged by the Underwriters at the Re-Offer Price; or (ii) sell such Offered Shares to purchasers arranged by the Underwriters at the Re-Offer Price. The Company will not be a party to any such arrangements. This Prospectus Supplement qualifies the initial issuance of the Offered Shares as well as the distribution of the Secondary Shares.
The Company has applied, or will apply, to list the Offered Shares distributed under the Prospectus Supplement on the TSXV and NYSE American. Listing will be subject to the Company fulfilling all the listing requirements of the TSXV and NYSE American, as applicable.
RENUNCIATION OF CEE
The Offered Shares will be Common Shares issued as “flow-through shares” as that term is defined under subsection 66(15) of the Tax Act and, except as a consequence of any charitable donation arrangement taking place after the issuance of the Offered Shares or any agreement to which the Company is not a party, should not be “prescribed shares” within the meaning of section 6202.1 of the Regulations. Pursuant to the Flow-Through Share Subscription Agreements, the Company will agree to incur (or be deemed to incur) sufficient CEE, on or before December 31, 2024 so as to enable the Company to renounce, on or before December 31, 2023, in favour of the purchasers of Offered Shares, an amount equal to the gross proceeds raised from the Offering of Offered Shares. There is no guarantee that an amount equal to the Flow-Through Funds will be expended by the Company as indicated. There is no guarantee that the expenditures incurred by the Company will be CEE.
If the Company is unable to renounce an amount equal to the entire amount of the Flow-Through Funds, in accordance with the Flow-Through Share Subscription Agreements, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the amount of deductions and credits that purchasers will be able to claim for income tax purposes will be correspondingly reduced. Under the Flow-Through Share Subscription Agreements, the Company will agree to indemnify a purchaser as to, and pay in settlement therefor to the purchaser, an amount equal to the amount of any tax payable under the Tax Act (and under any corresponding provincial or territorial legislation) by the purchaser as a consequence of such failure or reduction. See “Certain Canadian Federal Income Tax Considerations”. The Flow-Through Share Subscription Agreements will contain additional representations, warranties, covenants and agreements by the Company in favour of the purchaser of Offered Shares which are consistent with and supplement the Company’s obligations as described in this Prospectus Supplement.
The Flow-Through Share Subscription Agreements will also provide for representations, warranties and agreements of the purchaser, and by its purchase of Offered Shares, each purchaser of Offered Shares offered hereunder will be deemed to have represented, warranted and agreed, for the benefit of the Company and the Underwriters that: (i) the purchaser, and any beneficial purchaser for whom it is acting deals, and until December 31, 2024 will continue to deal, at arm’s length with the Company for the purposes of the Tax Act; (ii) the purchaser, if an individual, is of the full age of majority and otherwise is legally competent to enter into the Flow-Through Share Subscription Agreement; (iii) other than as provided herein and in the Flow-Through Share Subscription Agreements, the purchaser waives any right that it may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Company; (iv) the purchaser has not entered into and will not knowingly enter into any agreement or arrangement to which the Company is not a party which will cause the Offered Shares to become “prescribed shares” within the meaning of section 6202.1 of the Regulations; and (v) the purchaser has received and reviewed a copy of this Prospectus Supplement.

Notwithstanding the foregoing, the Company may enter into one or more subscription and renunciation agreements for Offered Shares on such other terms as may be agreed to by the Company and the applicable purchaser.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Common Shares
The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As of October 31, 2023, there were 179,108,250 Common Shares issued and outstanding.
Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities.
DIVIDEND POLICY
The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. The Company does not currently pay dividends and does not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and such other factors as its directors consider appropriate. There can be no assurance that the Company will pay dividends under any circumstances.
AGENT FOR SERVICE OF PROCESS
Collin Kettell, Raymond Threlkeld and Vijay Mehta, directors of the Company, reside outside of Canada.
Each of the above individuals has appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.
LEGAL MATTERS
Certain legal matters relating to the Offering will be passed upon on the Company’s behalf by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to United States legal matters and on the Underwriters’ behalf by Borden Ladner Gervais LLP, with respect to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters.
The partners and associates of Blake, Cassels & Graydon LLP, as a group, hold beneficially, directly or indirectly, less than 1% of any class of our securities.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Company are KPMG LLP (“KPMG”), Chartered Professional Accountants, Suite 1100 — 777 Dunsmuir Street, PO Box 10426, Vancouver, BC, V7Y 1K3.
As further described in its notice filed on SEDAR+ and EDGAR on August 1, 2023, New Found appointed KPMG as its new auditor effective July 31, 2023. KPMG has confirmed that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.
The former auditor of the Company (in respect to the Annual Financial Statements), Crowe MacKay LLP (“Crowe MacKay”), Chartered Professional Accountants, 1177 W Hastings St, Vancouver, British Columbia V6E 4T5, has informed the Company that it is independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB (United States).
New Found’s transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.
INTEREST OF EXPERTS
Information of a scientific or technical nature with respect of the Queensway Project contained in the 2022 AIF is based on the Technical Report, with an effective date of January 24, 2023, prepared by D. Roy Eccles, M.Sc., P. Geol. P Geo. of APEX Geoscience Ltd., who is an independent Qualified Persons under NI 43-101. All other information of a scientific or technical nature contained in this Prospectus Supplement (including certain other documents incorporated by reference) has been reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer of the Company and a “Qualified Person” as defined in NI 43-101.
To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and their firms beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.
Crowe MacKay, the auditor of the Annual Financial Statements which are incorporated by reference in this Prospectus Supplement, has advised the Company that it is independent of the Company in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a company incorporated under the BCBCA. The majority of our directors and officers and the experts named in this Prospectus Supplement are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and all of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.
We have filed with the SEC, concurrently with our U.S. Registration Statement of which this Prospectus Supplement and Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 28 Liberty Street, New York, New York 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

SHORT FORM BASE SHELF PROSPECTUS
New Issue	July 22, 2022
NEW FOUND GOLD CORP.
Up to US$300,000,000
Common Shares
Warrants
Subscription Receipts
Units
Debt Securities
Share Purchase Contracts
This short form base shelf prospectus relates to the offering for sale from time to time, during the 25-month period that this short form base prospectus, including any amendments hereto, remains effective, of the securities of New Found Gold Corp. (the “Company”, “New Found”, “we” or “our”) listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to US$300,000,000. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.
In addition, the securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the securities separately, a combination of securities or any combination of, among other things, securities, cash and the assumption of liabilities.
The common shares of the Company (the “Common Shares”) are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “NFG” and on the NYSE American LLC (“NYSE American”) under the symbol “NFGC”. On July 21, 2022, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSXV and NYSE American was C$5.38 and US$4.20, respectively. Unless otherwise specified in an applicable prospectus supplement, debt securities, subscription receipts, units, warrants and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which the Company’s securities, other than the Company’s Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form base shelf prospectus. This may affect the pricing of the Company’s securities, other than the Company’s Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of the Company’s securities and the extent of issuer regulation. See “Risk Factors”.
We are permitted under a multijurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as a result, such financial statements may not be comparable to the financial statements of United States companies.
Acquiring the Company’s securities may subject you to tax consequences both in the United States and Canada. This short form base shelf prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement with respect to any particular offering and consult your own tax advisor with respect to your own particular circumstances.
Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in British Columbia, Canada, the majority of our officers and directors and certain of the experts named in this prospectus are Canadian residents, and the underwriters, dealers or agents named in any prospectus supplement may be, residents of a country other than the United States and all of our assets are located outside of the United States.
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NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
No underwriter has been involved in the preparation of this short form base shelf prospectus or performed any review of the contents of this short form base shelf prospectus.
This short form base shelf prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the securities in such jurisdiction. All applicable information permitted under securities legislation to be omitted from this short form base shelf prospectus that has been so omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this short form base shelf prospectus except in cases where an exemption from such delivery requirements is available. Each prospectus supplement will be incorporated by reference into this short form base shelf prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this short form base shelf prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this short form base shelf prospectus.
The Company’s securities may be sold pursuant to this short form base shelf prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us. In connection with any underwritten offering of securities, excluding an “at-the-market distribution” as defined in National Instrument 44-102 — Shelf Distributions (an “ATM Distribution”), the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an ATM Distribution undertaken pursuant to any prospectus supplement, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot or effect transactions which stabilize or maintain the market price of the securities offered.
This short form base shelf prospectus may qualify an ATM Distribution. The Company’s securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the TSXV, NYSE American or other existing trading markets for the securities. See “Plan of Distribution”.
A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Company’s securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds the Company expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.
Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this short form base shelf prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “Risk Factors”.
The specific terms of the securities with respect to a particular offering will be set out in one or more prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the offering price, the designation, number and terms of the Common Shares or debt securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares, debt securities or warrants, as the case may be, and any other specific terms; (iv) in the case of debt securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the debt securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the debt securities being offered; (v) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts, share purchase contracts or debt securities comprising the units; and (vi) in the case of share purchase contracts, whether the share purchase contracts
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obligate the holder to purchase or sell or both purchase and sell Common Shares, whether the share purchase contracts are to be prepaid or not or paid in instalments, any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied, whether the share purchase contracts are to be settled by delivery, any provisions relating to the settlement of the share purchase contracts, the date or dates on which the sale or purchase must be made, whether the share purchase contracts will be issued in fully registered or global form and the material income tax consequences of owning, holding and disposing of the share purchase contracts. Where required by statute, regulation or policy, and where securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the securities will be included in the prospectus supplement describing the securities.
Investors should rely only on the information contained in or incorporated by reference into this short form base shelf prospectus and any applicable prospectus supplement. The Company has not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this short form base shelf prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Company will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this short form base shelf prospectus is accurate as of any date other than the date on the face page of this short form base shelf prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.
The Company’s head office is located at Suite 1430 — 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada. The Company’s registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

i

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS
You should rely only on the information contained or incorporated by reference in this short form base shelf prospectus and any applicable prospectus supplement and on the other information included in the registration statement of which this short form base shelf prospectus will form a part. The Company has not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Company is not making an offer to sell or seeking an offer to buy the securities offered pursuant to this short form base shelf prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this short form base shelf prospectus and any applicable prospectus supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this short form base shelf prospectus or any applicable prospectus supplement or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.
Market data and certain industry forecasts used in this short form base shelf prospectus and any applicable prospectus supplement, and the documents incorporated by reference in this short form base shelf prospectus and any applicable prospectus supplement, were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and the Company does not make any representation as to the accuracy of such information.
In this short form base shelf prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” or “$” are to Canadian dollars.
In this short form base shelf prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “New Found” or the “Company”, refer to New Found Gold Corp.
A registration statement on Form F-10 will be filed by the Company with the SEC in respect of the offering of securities. The registration statement, of which this prospectus constitutes a part, contains additional information not included in this prospectus, certain items of which are contained in the exhibits to such registration statement, pursuant to the rules and regulations of the SEC. Under the registration statement, the Company may, from time to time, sell securities described in this prospectus in one or more offerings up to an aggregate offering amount of US$300,000,000. Each time the Company sells securities under the registration statement, it will provide a prospectus supplement that will contain specific information about the terms of that offering of securities. A prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Documents Incorporated by Reference” herein and therein. Investors in the United States should also refer to the registration statement and the exhibits thereto for further information with respect to the Company and the securities.
CAUTIONARY NOTE TO UNITED STATES INVESTORS
We are permitted under the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus, including the documents incorporated by reference herein and any prospectus supplement, in accordance with the requirements of Canadian securities law, which differ from the requirements of United States securities laws. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS and thus may not be comparable to financial statements of United States companies.
Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this prospectus, was prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this prospectus is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This short form base shelf prospectus contains “forward-looking information” and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. The Company cautions readers regarding forward-looking statements and information found in this short form base shelf prospectus (including the documents incorporated by reference herein) and in any other statement made by, or on the behalf of the Company.
Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are not historical facts, are made as of the date of this short form base shelf prospectus, and include, but are not limited to statements regarding discussions of results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities and statements as to management’s expectations with respect to, among other things, the activities contemplated in this short form base shelf prospectus.
Forward-looking statements included or incorporated by reference in this short form base shelf prospectus include, without limitation:
•
statements related to the Queensway Project (as such term is defined herein) and the Company’s planned and future exploration on the Queensway Project and its other mineral properties;

•
the Company’s goals regarding exploration and potential development of its projects;

•
the Company’s future business plans;

•
expectations regarding the ability to raise further capital;

•
the market price of gold;

•
expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;

•
the ability to retain and/or maintain any required permits, licenses or other necessary approvals for the exploration or development of its mineral properties;

•
government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario;

•
the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants ; and

•
effects of the novel COVID-19 outbreak as a global pandemic; and

•
the Company’s expectations with respect to the ThreeD Claim (as defined herein).

These forward-looking statements involve numerous risks and uncertainties and other factors which may cause the actual results, performance or achievements of New Found to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Important factors that may cause actual results to vary include without limitation:
•
the Company may fail to find a commercially viable deposit at any of its mineral properties;

•
there are no resources or mineral reserves on any of the properties in which the Company has an interest;

•
the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties;

•
mineral exploration and development are inherently risky;

•
the mineral exploration industry is intensely competitive;

•
additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold;

•
the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business;

•
the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted;

•
the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations;

•
there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned;

•
the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company;

•
public health crises such as the COVID-19 pandemic may adversely impact the Company’s business;

•
the volatility of global capital markets over the past several years has generally made the raising of capital more difficult;

•
inflationary cost pressures may escalate the Company’s operating costs;

•
compliance with environmental regulations can be costly;

•
social and environmental activism can negatively impact exploration, development and mining activities;

•
the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims;

•
the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business;

•
United States investors may not be able to obtain enforcement of civil liabilities against the Company;

•
the Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act;

•
the Company may be a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors.

•
the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company;

•
the Company’s future profitability may depend upon the world market prices of gold;

•
dilution from future equity financing could negatively impact holders of the Company’s securities;

•
failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business;

•
the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company;

•
the Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations;

•
the Company is subject to various risks associated with climate change; and

•
other factors discussed under “Risk Factors”.

In making the forward-looking statements in this short form base shelf prospectus, New Found has applied several material assumptions, including without limitation, the assumptions that:
•
the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties;

•
future prices of gold and other metal prices;

•
the timing and results of exploration and drilling programs; the demand for, and price of gold;

•
that general business and economic conditions will not change in a material adverse manner;

•
the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

•
the geology of the Queensway Project as described in the Technical Report (as such term is defined herein);

•
the accuracy of budgeted exploration and development costs and expenditures;

•
future currency exchange rates and interest rates;

•
operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner;

•
the Company’s ability to attract and retain skilled personnel;

•
political and regulatory stability;

•
the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms;

•
obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws;

•
sustained labour stability;

•
stability in financial and capital goods markets;

•
expectations regarding the level of disruption to exploration at the Queensway Project as a result of COVID-19; and

•
availability of equipment.

Certain of the risks and assumptions are described in more detail under the heading “Risk Factors” herein and in New Found’s AIF (defined below) under New Found’s profile on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.
The actual results or performance by New Found could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of the Company. Except as required by law, New Found is under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada.
Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of New Found Gold Corp., Suite 1430 — 800 West Pender Street, Vancouver, British Columbia V6C 2V6. (Telephone: 604 562-9664) Attn: Corporate Secretary or by accessing the disclosure documents through SEDAR, at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), at www.sec.gov. The Company’s filings through SEDAR and EDGAR are not incorporated by reference in the prospectus except as specifically set out herein.
The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this short form base shelf prospectus:
•
our amended and restated annual information form for the year ended December 31, 2021 dated June 30, 2022 (the “AIF”);

•
our audited annual financial statements as at and for the years ended December 31, 2021 and 2020, comprised of the statements of financial position as at December 31, 2021 and December 31, 2020 and the statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and notes to the financial statements, including a summary of significant accounting policies, and the associated independent auditor’s report, filed on March 10, 2022 (the “Annual Financial Statements”);

•
our amended management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2021, dated May 16, 2022 (the “Annual MD&A”);

•
our interim financial statements for the three months ended March 31, 2022 and 2021, and the notes thereto, filed on May 16, 2022;

•
our management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2022, dated May 16, 2022;

•
our statement of executive compensation for the year ended December 31, 2021, dated May 20, 2022;

•
the management information circular dated August 13, 2021 with respect to the annual general and special meeting of our shareholders held on September 17, 2021, filed on August 30, 2021;

•
our material change report dated January 6, 2022, announcing assay results from three diamond drill holes designed to expand the high-grade gold mineralization at the Golden Joint Zone centered approximately 1km north of the Keats Zone;

•
our material change report dated January 13, 2022, announcing assay results from one diamond drill hole designed to expand the newly discovered high-grade gold zone found in the Keats footwall;

•
our material change report dated January 19, 2022, announcing assay results from one diamond drill hole designed to expand the high-grade gold mineralization at the Golden Joint Zone centered approximately 1km north of the Keats Zone;

•
our material change report dated January 26, 2022, announcing announced assay results from one diamond drill hole designed to expand the newly discovered high-grade gold zone found in the Keats footwall;

•
our material change report dated February 24, 2022, announcing assay results from 21 diamond drill holes targeting expansion of the Keats Zone and to test for additional high-grade gold mineralization along the Appleton Fault Zone;

•
our material change report dated March 2, 2022, announcing assay results from 17 diamond drill holes targeting expansion of the Keats Zone;

•
our material change report dated March 9, 2022, announcing assay results from 51 diamond drill holes designed to test for epizonal style high-grade gold mineralization along the JBP Fault Zone;

•
our material change report dated March 24, 2022, announcing assay results from 23 diamond drill holes designed to expand the high-grade gold mineralization at the Golden Joint and Lotto discoveries located within a 1km segment of the Appleton Fault Zone north of the Keats Zone. This corridor is part of the +20km of prospective strike along the regional-scale Appleton and JBP fault zones on the Queensway project that New Found is targeting with a 400,000m drill campaign;

•
our material change report dated April 11, 2022, announcing announced assay results from 45 diamond drill holes designed to expand the high-grade gold mineralization at the Keats discovery located within a 9.45km segment of the +100km regional-scale Appleton Fault Zone on the northern portion of Queensway project that New Found is targeting with a 400,000m drill campaign;

•
our material change report dated April 13, 2022, announcing a new high-grade gold discovery between the Keats and Golden Joint zones, located approximately 440m north of the Keats Zone. NFGC-22-515 was the first hole drilled as part of a planned systematic program to drill test along the Appleton Fault Zone and returned 9.21g/t over 2.15m and 43.9 g/t over 3.85m. This hole is located in the Keats North area and this discovery has been named the 515 Zone; and

•
our material change report dated April 14, 2022, announcing that Collin Kettell was appointed CEO of the Company, that Vijay Mehta joined as a member of the Board, and that as part of a planned transition Craig Roberts resigned as CEO and as a director of the Company and will continue with the Company as a full-time consultant in the role of Lead Advisor.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this short form base shelf prospectus and prior to the expiry of this short form base shelf prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this short form base shelf prospectus.
In addition, to the extent that any document or information incorporated by reference into this prospectus is filed with, or furnished to, the SEC pursuant to the Exchange Act after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus will form a part. In addition, if and to the extent expressly indicated therein, we may incorporate by reference in this prospectus documents that we file with or furnish to the SEC pursuant to the Exchange Act.
A prospectus supplement containing the specific terms of any offering of the Company’s securities will be delivered to purchasers of the Company’s securities together with this short form base shelf prospectus and will be deemed to be incorporated by reference in this short form base shelf prospectus as of the date of the prospectus supplement and only for the purposes of the offering of the Company’s securities to which that prospectus supplement pertains.
Any statement contained in this short form base shelf prospectus or in a document incorporated or deemed to be incorporated by reference in this short form base shelf prospectus will be deemed to be modified or superseded for purposes of this short form base shelf prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this short form base shelf prospectus.
Any template version of any “marketing materials” (as such term is defined in NI 44-101 Short Form Prospectus Distributions) filed after the date of a prospectus supplement and before the termination of the distribution of the securities offered pursuant to such prospectus supplement (together with this short form base shelf prospectus) is deemed to be incorporated by reference in such prospectus supplement.
Upon the Company’s filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this short form base shelf prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this short form base shelf prospectus for purposes of future offers and sales of the Company’s securities under this short form base shelf prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this short form base shelf prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this short form base shelf prospectus for purposes of future offers and sales of securities under this short form base shelf prospectus.
References to the Company’s website in any documents that are incorporated by reference into this short form base shelf prospectus do not incorporate by reference the information on such website into this short form base shelf prospectus, and the Company disclaims any such incorporation by reference.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents will be filed with the SEC as part of the registration statement on Form F-10 of which this prospectus will form a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Crowe MacKay LLP; (iv) the consent of each expert listed in the exhibit index of the registration statement; and (v) the form of debt indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
Except as otherwise noted in our AIF and our financial statements and related management’s discussion and analysis of financial condition and results of operations that are incorporated by reference into this prospectus, the financial information contained in such documents is expressed in Canadian dollars. Exchange rates between US dollars and the Canadian dollar are included below.
The high, low, average and closing rates for the US dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:
	Three Months Ended March 31		Year Ended December 31
	2022	2021	2021	2020	2019
Period End	$1.2496	$1.2575	$1.2678	$1.2732	$1.2988
Average	$1.2662	$1.2660	$1.2535	$1.3415	$1.3269
High	$1.2867	$1.2828	$1.2942	$1.4496	$1.3600
Low	$1.2470	$1.2455	$1.2040	$1.2718	$1.2988
On July 21, 2022, the daily exchange rate for the US dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.2895.

THE COMPANY
The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this short form base shelf prospectus. This description does not contain all of the information about us and the Company’s properties and business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this short form base shelf prospectus and the applicable prospectus supplement, before making an investment decision.
Name, Address and Incorporation
New Found was incorporated under the Business Corporations Act (Ontario) as Palisade Resources Corp. on January 6, 2016. By articles of amendment effective June 20, 2017, the Company’s name was changed to New Found Gold Corp.
On June 23, 2020, the Company continued into British Columbia under the provisions of the Business Corporations Act, British Columbia, (the “BCBCA”). The Company’s head office is located at Suite 1430 — 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada. The Company’s registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.
The Company is a reporting issuer in each of the provinces and territories of Canada. The Common Shares of New Found are listed on the TSXV and NYSE American.
Business of the Company
New Found is a mineral exploration company involved in the identification, acquisition and exploration of mineral properties primarily in the Provinces of Newfoundland and Labrador and Ontario. The Company’s exploration is focused on discovering and delineating gold resources. The Company has one material property: the Queensway Project located in Newfoundland, Canada (the “Queensway Project”). At present, the Queensway Project does not have any known mineral resources or reserves.
Since incorporation, the Company has taken the following steps in developing its business: (i) identified and acquired mineral properties with sufficient merit to warrant exploration; (ii) raised funds to progress the Company’s exploration activities on its mineral properties, as described herein; (iii) completed technical reports on the Queensway Project, including the amended and restated technical report titled “Exploration Update of the Queensway Project, Newfoundland and Labrador, Canada” with an effective date of May 31, 2022, prepared by R. Mohan Srivastava, P.Geo. of RedDot3D Inc. in compliance with NI 43-101 (the “Technical Report”); and (iv) retained directors, officers and employees with the skills required to successfully operate a public mineral exploration company.
On August 11, 2020, the Company completed its initial public offering and the Common Shares (as defined herein) of the Company began trading on the TSXV under the symbol “NFG”.
On September 29, 2021, the Company’s Common Shares began trading on the NYSE American under the symbol “NFGC”. Concurrent with the start of trading on the NYSE American, the Company’s Common Shares ceased trading on the OTC Markets.
For additional information with respect to the Company’s business, operations and financial condition, refer to its AIF, Annual MD&A and the other documents incorporated by reference into this short form base shelf prospectus available on SEDAR at www.sedar.com. and on EDGAR at www.sec.gov. See “Documents Incorporated by Reference”.

RISK FACTORS
Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to us or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this short form base shelf prospectus or any applicable prospectus supplement, including the Company’s AIF, annual and interim financial statements, and the related notes, as well as the Company’s annual and interim management’s discussion and analysis. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this short form base shelf prospectus.
Risks Related to the Company and its Business
Exploration Stage Company
The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.
No Mineral Resources
Currently, there are no mineral resources on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.
No Mineral Reserves
Currently, there are no mineral reserves on any of the properties in which the Company has an interest and the Company cannot give assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.
Reliability of Historical Information
The Company has relied on, and the disclosure in the Technical Report is based, in part, upon, historical data compiled by previous parties involved with the mineral claims that are now part of the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.
Mineral Exploration and Development
Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.
There is no assurance that the Company’s mineral exploration and any development activities will result in any profitable extraction of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral resources through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.
Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.
Competition and Mineral Exploration
The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.
Additional Funding
The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.
Acquisition of Additional Mineral Properties
If the Company loses or abandons its interests in its mineral properties, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable securities regulatory authorities. There is also no guarantee that applicable securities regulatory authorities will approve the acquisition of any additional properties by the Company, whether by way of an option or otherwise, should the Company wish to acquire any additional properties.
Government or Regulatory Approvals
Exploration and development activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may be withdrawn or made subject to limitations. There is no guarantee that, upon completion of any exploration, a mining licence will be granted with respect to exploration territory. There can also be no assurance that any exploration licence will be renewed or if so, on what terms. These licences place a range of past, current and future obligations on the Company. In some cases, there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract.
Permits and Government Regulation
The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. Although Canada has a favourable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.
Limited Operating History
The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.
An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of its success must be considered in light of its early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.
Laws and Regulation
The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.
Uninsured and Underinsured Risks
The Company faces and will face various risks associated with mining exploration and the management and administration thereof including those associated with being a public company. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.
The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations, operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk.
In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.
Public Health Crises such as the COVID-19 Pandemic
The Company’s business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the ongoing COVID-19 pandemic. To date, there have been a large number of restrictions, business closures, quarantines and a reduction in various activities in many countries as a result of the pandemic. The pandemic has resulted in travel, gathering and other public health restrictions. The duration of the various disruptions to businesses locally and internationally and the related financial and other impacts cannot be reasonably estimated at this time. Such public health crises can result in volatility and disruptions in the supply and demand for gold and other minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, additional slowdowns or temporary suspensions of operations in geographic locations impacted by an outbreak, increased labour, transportation and fuel costs, regulatory changes, political or economic instabilities or civil unrest. The extent to which COVID-19 will or may impact the Company is uncertain and these factors are beyond the Company’s control. Any increase in the severity of the pandemic or future outbreaks of COVID-19, particularly if the number of COVID-19 cases in Newfoundland rises could have a material adverse effect on the Company’s business, results of operations and financial condition.

Global Economy Risk
The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted.
COVID-19 and any future emergence and spread of similar pathogens could have a material adverse impact on global economic conditions, which may adversely impact: the market price of the Common Shares, the Company’s operations, its ability to raise debt or equity financing for the purposes of mineral exploration and development, and the operations of the Company’s suppliers, contractors and service providers.
In addition, as the Company’s operations expand and reliance on global supply chains increases, the impact of significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on the Company’s business, financial condition and operations. The ongoing conflict in Ukraine and the global response to this conflict as it relates to sanctions, trade embargos and military support has resulted in significant uncertainty as well as economic and supply chain disruptions. Should this conflict go on for an extended period of time, expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.
Inflation
The Company’s operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices and additional government intervention through stimulus spending or additional regulations. The Company’s inability to manage costs may impact, among other things, future development decisions, which could have a material adverse impact on the Company’s financial performance.
Environmental Risks
The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.
The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Provinces of Newfoundland and Labrador and Ontario.
Social and Environmental Activism
There is an increasing level of public concern relating to the effects of mining on the natural landscape, on communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.
Dependence on Management and Key Personnel
The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition. In addition, the COVID-19 pandemic may cause the Company to have inadequate access to an available skilled workforce and qualified personnel, which could have an adverse impact on the Company’s financial performance and financial condition.
First Nations Land Claims
Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.
Claims and Legal Proceedings
The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.
On March 10, 2020, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades Goldcorp Ltd. (“Palisades”) and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 Common Shares by the Plaintiffs to Palisades on November 20, 2019.

On November 15, 2019, ThreeD and 131 each entered into share purchase agreements with Palisades (the “Share Purchase Agreements”) under which Palisades agreed to purchase the 13,500,000 Common Shares owned by ThreeD and the 4,000,000 Common Shares owned by 131 for $0.08 per Common Share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its Common Shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.
ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.
The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.
The action has now progressed through the production of documents and oral examinations for discovery stages.
In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. As a result of the amendments, the Company anticipates that further discoveries will be necessary.
There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, since its incorporation.
Conflicts of Interest
Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the BCBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.
Gold and Metal Prices
If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of its revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes.

Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities. Additionally, the ongoing COVID-19 pandemic, and efforts to contain it, including future restrictions on travel and other advisories issued may have a significant effect on gold prices.
Negative Cash Flow from Operating Activities
The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.
Going Concern Risk
The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.
Reporting Issuer Status
The Company is subject to reporting requirements under applicable securities law, the listing requirements of the TSXV and NYSE American and other applicable securities rules and regulations. Compliance with these requirements can increase legal and financial compliance costs, make some activities more difficult, time consuming or costly, and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.
Risks Associated with Acquisitions
If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this short form base shelf prospectus, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Force Majeure
The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.
Infrastructure
Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect its operations.
Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.
Climate Change Risks
The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.
The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.
Information Systems and Cyber Security
The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Risks Related to the Company’s Securities
Speculative Nature of Investment Risk
An investment in the Company’s securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in the Company’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.
Price may not Represent the Company’s Performance or Intrinsic Fair Value
The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Common Shares on the TSXV and the NYSE American in the future cannot be predicted.
Securities or Industry Analysts
The trading market for the Common Shares could be influenced by research and reports that industry and/or securities analysts may publish about the Company, its business, the market or its competitors. The Company does not have any control over these analysts and cannot assure that such analysts will cover the Company or provide favourable coverage. If any of the analysts who may cover the Company’s business change their recommendation regarding the Company’s stock adversely, or provide more favourable relative recommendations about its competitors, the stock price would likely decline. If any analysts who may cover the Company’s business were to cease coverage or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline.
Price Volatility of Publicly Traded Securities
The Common Shares are listed on the TSXV and NYSE American. Securities of mineral exploration and development companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.
The price of the Common Shares is also likely to be significantly affected by short-term changes in gold or other mineral prices or in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Found may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within New Found’s control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for the Company’s Common Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the price of the Common Shares volatile in the future, which may result in losses to investors.
Dilution
Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders’ voting power and reduce future potential earnings per Common Share. New Found may sell additional equity securities in future offerings (including through the sale of securities convertible into Common Shares) and may issue additional equity securities to finance the Company’s operations, development, exploration, acquisitions or other projects. New Found cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Common Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per Common Share.
Dividends
To date, the Company has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions. See “Dividends and Distributions”.
Exchange Listings
The Company may fail to meet the continued listing requirements for the Common Shares to be listed on the TSXV and/or the NYSE American. If the TSXV or the NYSE American, as applicable, delists the Common Shares from trading on its respective exchange, the Company could face significant material adverse consequences, including: a limited availability of market quotations for the Common Shares; a determination the Common Shares are a “penny stock” which will require brokers trading in the Common Shares to follow more stringent rules and possibly resulting in a reduced level of trading activity in the secondary market for the Common Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.
The Sarbanes-Oxley Act
The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act. Management has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. If the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to monitor its internal control over financial reporting. Although the Company intends to expend time and incur costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.
U.S. federal income tax
The Company may be a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors. U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective investors should carefully read the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.
Foreign private issuer
The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act.
Foreign private issuer status
In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.
Risks Related to an Offering
Discretion over Use of Proceeds
The Company intends to allocate the net proceeds it will receive from an offering as described under “Use of Proceeds” in this short form base shelf prospectus and the applicable prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this short form base shelf prospectus and the applicable prospectus supplement if the Company believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.
Dilution from Exercise of Stock Options and Warrants
The Company has outstanding stock options representing a right to receive Common Shares upon vesting and the exercise of the stock options. The exercise of stock options or warrants and the subsequent resale of such Common Shares in the public market, could adversely affect the prevailing market price of the Common Shares and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares or may grant additional share purchase warrants and the Company is expected to grant additional stock options. Any Common Share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.
Liquidity of Common Shares
Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSXV and NYSE American or achieve or maintain a listing on any other securities exchange.
Absence of a Public Market for Certain Securities
There is no public market for the debt securities, warrants, subscription receipts, securities purchase contracts or units contemplated by this short form base shelf prospectus and, unless otherwise specified in the applicable prospectus supplement, the Company does not intend to apply for listing of the debt securities, warrants, subscription receipts, securities purchase contracts or units on any securities exchanges. If the debt securities, warrants, subscription receipts, securities purchase contracts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities, warrants, subscription receipts, share purchase contracts or units, or that a trading market for these securities will develop at all.
Unsecured Debt Securities
The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The Company’s results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable prospectus supplement, the Company’s subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable prospectus supplement, the indenture governing the Company’s debt securities is not expected to limit the Company’s ability or the ability of its subsidiaries to incur indebtedness. Unless otherwise indicated in the applicable prospectus supplement, such indebtedness of the Company’s subsidiaries would be structurally senior to the debt securities. As such, in the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any debt securities. See “Description of Debt Securities”.
Effect of Changes in Interest Rates on Debt Securities
Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may increase or decline as prevailing interest rates for comparable debt instruments rise or decline.

Effect of Fluctuations in Foreign Currency Markets on Debt Securities
Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.
Enforcement of civil liabilities by U.S. investors
The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the BCBCA, that the majority of the Company’s officers and directors are residents of Canada, and that all, or a substantial portion of their assets and the Company’s assets, are located outside the United States, and that certain of the experts named in this prospectus (including the documents incorporated herein by reference) are residents of Canada or reside outside of the United States. It may not be possible for investors to effect service of process within the United States on certain of the Company’s directors and officers, or certain of the experts named in this prospectus (including the documents incorporated herein by reference), or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers, or certain of the experts named in this prospectus (including the documents incorporated herein by reference) based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers, or certain of the experts named in this prospectus (including the documents incorporated herein by reference). There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers, or certain of the experts named in this prospectus (including the documents incorporated herein by reference) to enforce liabilities based solely upon United States federal or state securities laws.

USE OF PROCEEDS
Unless the Company otherwise indicates in a prospectus supplement relating to a particular offering, the Company currently intend to use the net proceeds from the sale of the Company’s securities to advance the Queensway Project, including advancement of its drilling, trenching and field campaigns, the commissioning of independent mineral resource estimation studies that cover the most promising Queensway prospects at the Queensway Project, and for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, to complete future acquisitions or for other corporate purposes as set forth in the prospectus supplement relating to the offering of the securities.
More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. The Company may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this short form base shelf prospectus. All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such securities, unless otherwise stated in the applicable prospectus supplement.
The Company has a negative cash flow from operating activities in its most recently completed financial year ended December 31, 2021 and, if necessary, proceeds may be used to fund negative cash flow from operating activities in future periods which will be indicated in a prospectus supplement as applicable.
CONSOLIDATED CAPITALIZATION
Since March 31, 2022, the date of the Company’s financial statements for the most recently completed financial period, there have been no material changes in the Company’s consolidated share or debt capital other than:
•
the exercise of a total of 27,690 share purchase warrants for gross proceeds of $36,735;

•
the exercise of a total of 2,248,750 Options (as defined below) for gross proceeds of $3,261,706;

•
the expiry of a total of 9,526 share purchase warrants; and

•
the issuance of a total of 0 Options pursuant to the Plan (as defined below).

PRIOR SALES
Information in respect of the Company’s Common Shares that the Company issued within the previous twelve month period, including Common Shares that the Company issued upon the exercise of options granted under the Company’s equity incentive plans or the exercise of share purchase warrants, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.
TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on the TSXV under the symbol “NFG” and the NYSE American under the symbol “NFGC”. Trading price and volume information for the Company’s securities will be provided as required in each prospectus supplement to this short form base shelf prospectus.
EARNINGS COVERAGE
If the Company offers debt securities having a term to maturity in excess of one year under this short form base shelf prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.
DESCRIPTION OF SHARE CAPITAL
The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As of the date of this short form base shelf prospectus, there are 166,521,285 Common Shares issued and outstanding, 12,341,125 Common Shares issuable upon the exercise of outstanding stock options and nil Common Shares issuable upon the exercise of outstanding common share purchase warrants, for a total of 178,862,410 Common Shares issued and outstanding on a fully-diluted basis.
Common Shares
All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the board of directors (the “Board”) in respect of the Common Shares on a pro rata basis. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.
Any alteration of the rights, privileges, restrictions and conditions attaching to the Common Shares under the Company’s Articles must be approved by at least two-thirds of the Common Shares voted at a meeting of the Company’s shareholders.
Options
New Found has a stock option plan (the “Plan”) pursuant to which the Board may grant stock options (the “Options”) to any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board may determine, exercisable for of up to a maximum of 10% of the issued and outstanding Common Shares at the time of grant. Every Option granted has a term not exceeding 10 years after the date of grant.
Dividend Policy
The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. The Company does not currently pay dividends and does not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries and such other factors as its directors consider appropriate. There can be no assurance that the Company will pay dividends under any circumstances.
PRINCIPAL SECURITYHOLDERS
The following table sets forth information regarding ownership of the Common Shares as at the date of this short form base shelf prospectus by each person or company who, to the Company’s knowledge, beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attaching to all issued and outstanding Common Shares.
Name	Number and type of securities	Type of Ownership	Percentage of Class(1)	Percentage of Class (fully diluted)(2)
Palisades Goldcorp Ltd.(3)	46,666,425 Common Shares	Beneficial and of record	28.02%	26.09%
Eric Sprott(4)	32,848,700 Common Shares	Beneficial and of record	19.73%	18.37%

Notes:
(1)
Based on 166,521,285 outstanding Common Shares as of July 22, 2022.

(2)
Based on 178,862,410 outstanding Common Shares as of July 22, 2022, on a fully diluted basis, assuming the exercise of all outstanding Options.

(3)
Mr. Kettell, Chief Executive Officer and Chairman of the Company, is a principal securityholder of Palisades Goldcorp Ltd.

(4)
Mr. Sprott directly holds 1,900,000 of his securities in the Company and 30,948,700 of his securities through Sprott Mining Inc., a corporation wholly-owned by Mr. Sprott.

DESCRIPTION OF DEBT SECURITIES
In this section describing the debt securities, the terms “Company” and “New Found” refer only to New Found Gold Corp. without any of its subsidiaries.
The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement may be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.
Debt securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of debt securities pursuant to short form prospectus.
The debt securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between the Company and a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a “Trustee”). A copy of the form of indenture to be entered into in connection with offerings of Debt Securities will be filed with the SEC as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part, and will be filed with the securities regulatory authorities in Canada when it is entered into.
The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. The particular terms and provisions of the debt securities and a description of how the general terms and provisions described below may apply to the debt securities will be included in the applicable prospectus supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically at www.sedar.com.
General
The applicable Trust Indenture will not limit the aggregate principal amount of debt securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue debt securities from time to time in one or more series and may be denominated and payable in any currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured obligations of the Company.
The Company may specify a maximum aggregate principal amount for the debt securities of any series and, unless otherwise provided in the applicable prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.
Any prospectus supplement for debt securities supplementing this short form base shelf prospectus will contain the specific terms and other information with respect to the debt securities being offered thereby, including, but not limited to, the following:
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the designation, aggregate principal amount and authorized denominations of such debt securities;

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the interest rate at which the debt securities will be issued;

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whether payment on the debt securities will be senior or subordinated to other liabilities or obligations of the Company;

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whether the payment of the debt securities will be guaranteed by any other person;

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the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

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whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

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the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

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whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms the Company will have the option to redeem the debt securities rather than pay the additional amounts;

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whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;

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whether the Company may redeem the debt securities at its option and the terms and conditions of any such redemption;

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the denominations in which the Company will issue any registered and unregistered debt securities;

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the currency or currency units for which debt securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the debt securities will be made by delivery of Common Shares or other property;

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whether payments on the debt securities will be payable with reference to any index or formula;

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if applicable, the ability of the Company to satisfy all or a portion of any redemption of the debt securities, any payment of any interest on such debt securities or any repayment of the principal owing upon the maturity of such debt securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

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whether the debt securities will be issued as Global Securities (defined below) and, if so, the identity of the depositary for the Global Securities;

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whether the debt securities will be issued as unregistered securities (with or without coupons), registered securities or both;

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the periods within which and the terms and conditions, if any, upon which the Company may redeem the debt securities prior to maturity and the price or prices of which, and the currency or currency units in which, the debt securities are payable;

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any events of default or covenants applicable to the debt securities;

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any terms under which debt securities may be defeased, whether at or prior to maturity;

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whether the holders of any series of debt securities have special rights if specified events occur;

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any mandatory or optional redemption or sinking fund or analogous provisions;

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the terms, if any, for any conversion or exchange of the debt securities for any other securities;

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rights, if any, on a change of control;

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provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;

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the Trustee under the Trust Indenture pursuant to which the debt securities are to be issued;

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whether the Company will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

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any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

The Company reserves the right to include in a prospectus supplement specific terms pertaining to the debt securities which are not within the options and parameters set forth in this short form base shelf prospectus. In addition, to the extent that any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this short form base shelf prospectus, the description of such terms set forth in this short form base shelf prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such debt securities.
Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.
The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal income tax consequences and other special considerations in the applicable prospectus supplement.
Unless otherwise indicated in the applicable prospectus supplement, the Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.
Original purchasers of debt securities which are convertible, exchangeable or exercisable for other securities of the Company will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus, the applicable prospectus supplement or any amendment contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable debt security under this prospectus and the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable debt security under this prospectus and the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.
Ranking and Other Indebtedness
Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable prospectus supplement. If the debt securities are senior indebtedness, they will rank equally and ratably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable prospectus supplement, and they will rank equally and ratably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable prospectus supplement. The Company reserves the right to specify in a prospectus supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.
The Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.
Registration of Debt Securities
Debt Securities in Book Entry Form
Unless otherwise indicated in an applicable prospectus supplement, debt securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Global Security will, to the extent not described herein, be described in the prospectus supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.
Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee (“Participants”). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by the Company if such debt securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants.
So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the debt securities represented by a Global Security will be made by the Company to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.
Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.
Owners of beneficial interests in a Global Security will not be entitled to have the debt securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a debt security or otherwise take action with respect to such holder’s interest in a debt security (other than through a Participant) may be limited due to the lack of a physical certificate.
No Global Security may be exchanged in whole or in part for debt securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to discharge properly its responsibilities as depositary and the Company is unable to locate a qualified successor; (ii) the Company at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the debt securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.
If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry debt securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.
The Company, any underwriters, dealers or agents and any Trustee identified in an accompanying prospectus supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the debt securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this short form base shelf prospectus or in any prospectus supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Participants.
Unless otherwise stated in the applicable prospectus supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any debt securities represented by a Global Security.
Debt Securities in Certificated Form
A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.
In the event that the debt securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Company.
At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.
DESCRIPTION OF WARRANTS
General
This section describes the general terms that will apply to any warrants for the purchase of Common Shares (the “Equity Warrants”), or for the purchase of debt securities (“Debt Warrants”).
The Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.
The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada that it will not distribute warrants that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.
This summary of some of the provisions of the warrants is not complete. The statements made in this short form base shelf prospectus relating to any warrant agreement and warrants to be issued under this short form base shelf prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions after the Company has entered into it, and will be available electronically on SEDAR at www.sedar.com.
The applicable prospectus supplement relating to any warrants that the Company offers will describe the particular terms of those warrants and include specific terms relating to the offering.
Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this short form base shelf prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.
In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of each of the provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.
Equity Warrants
The particular terms of each issue of Equity Warrants will be described in the applicable prospectus supplement. This description will include, where applicable:
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the designation and aggregate number of Equity Warrants;

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the price at which the Equity Warrants will be offered;

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the currency or currencies in which the Equity Warrants will be offered;

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the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

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the number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;

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the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the Equity Warrants;

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whether the Company will issue fractional shares;

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whether the Company has applied to list the Equity Warrants or the underlying shares on a stock exchange;

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the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

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the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

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whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

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material Canadian federal income tax consequences of owning the Equity Warrants;

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any terms, procedures and limitations relating to the transferability, exchange or exercise of the Equity Warrants; and

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any other material terms or conditions of the Equity Warrants.

Debt Warrants
The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:
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the designation and aggregate number of debt warrants;

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the price at which the debt warrants will be offered;

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the currency or currencies in which the Debt Warrants will be offered;

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the designation and terms of any securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each security;

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the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;

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the principal amount and designation of debt securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each Debt Warrant;

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the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

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the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

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whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

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material Canadian federal income tax consequences of owning the Debt Warrants;

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whether the Company has applied to list the Debt Warrants or the underlying debt securities on an exchange;

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any terms, procedures and limitations relating to the transferability, exchange or exercise of the Debt Warrants; and

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any other material terms or conditions of the Debt Warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.
DESCRIPTION OF UNITS
The Company may issue units, which may consist of one or more of Common Shares, warrants or any other security specified in the relevant prospectus supplement. Each unit will be issued so that the holder of the unit is also the holder of each of the securities included in the unit. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:
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the designation and aggregate number of units being offered;

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the price at which the units will be offered;

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the designation, number and terms of the securities comprising the units and any agreement governing the units;

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the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

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whether the Company will apply to list the units or any of the individual securities comprising the units on any exchange;

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material Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and

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any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS
The Company may issue subscription receipts separately or in combination with one or more other securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (the “Release Conditions”) and for no additional consideration, Common Shares, warrants, debt securities or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), the material terms of which will be described in the applicable prospectus supplement, each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.
The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this short form base shelf prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. The Company will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the applicable securities regulatory authorities in Canada after it has been entered into it.
General
The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that the Company may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:
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the designation and aggregate number of subscription receipts being offered;

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the price at which the subscription receipts will be offered;

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the designation, number and terms of the Common Shares, warrants and/or debt securities to be received by the holders of subscription receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;

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the Release Conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants and/or debt securities;

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the procedures for the issuance and delivery of the Common Shares, warrants and/or debt securities to holders of subscription receipts upon satisfaction of the Release Conditions;

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whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants and/or debt securities upon satisfaction of the Release Conditions;

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the identity of the Escrow Agent;

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the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

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the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, warrants and/or debt securities pending satisfaction of the Release Conditions;

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the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

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if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

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procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

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any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this short form base shelf prospectus, the prospectus supplement under which such subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

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any entitlement of the Company to purchase the subscription receipts in the open market by private agreement or otherwise;

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whether the Company will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;

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whether the Company will issue the subscription receipts as unregistered bearer securities, as registered securities or both;

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provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other of the Company’s securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

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whether the Company will apply to list the subscription receipts on any exchange;

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material Canadian federal income tax consequences of owning the subscription receipts; and

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any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipts. The contractual right of rescission will entitle such original purchasers to receive the total of the amount paid on original purchase of the subscription receipts and the amount paid upon conversion of the subscription receipts (if any) upon surrender of the underlying securities gained thereby, in the event that this short form base shelf prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipts under this short form base shelf prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipts under this short form base shelf prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.
Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions
The holders of subscription receipts will not be, and will not have the rights of, shareholders of the Company. Holders of subscription receipts are entitled only to receive Common Shares, warrants and/or debt securities on exchange of their subscription receipts, plus any cash payments, if any, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and their pro rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement, all as provided in the Subscription Receipt Agreement.
Escrow
The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, warrants and or debt securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.
Modifications
The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.
The Subscription Receipt Agreement will also specify that the Company may amend any Subscription Receipt Agreement and the subscription receipts without the consent of the holders of the subscription receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS
The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of Common Shares, as applicable, at a future date or dates, and including by way of instalment.
The price per Common Share and the number of Common Shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as the Company may determine.
The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, or debt obligations of third parties, including U.S. treasury securities or obligations of the Company’s subsidiaries, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which the Company refers to in this short form base shelf prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.
Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts.
This description will include, where applicable:
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whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares, as applicable, and the nature and amount of those securities, or the method of determining those amounts;

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whether the share purchase contracts are to be prepaid or paid in instalments;

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any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;

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whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares;

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any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts;

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the date or dates on which the sale or purchase must be made, if any;

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whether the share purchase contracts will be issued in fully registered or global form;

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the material income tax consequences of owning, holding and disposing of the share purchase contracts; and

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any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the total of the amount paid on original purchase of the share purchase contracts and the amount paid upon conversion, exchange or exercise of the share purchase contracts, upon surrender of the underlying securities gained thereby, in the event that this short form base shelf prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this short form base shelf prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this short form base shelf prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.
PLAN OF DISTRIBUTION
The Company may issue the securities offered by this short form base shelf prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares or another entity or company. The consideration for an acquisition of assets or shares of another entity or company may consist of any of the securities covered hereby separately, a combination of such securities, or any combination of, among other things, securities, cash or the assumption of liabilities.
Each prospectus supplement with respect to the Company’s securities being offered will set forth the terms of the offering, including:
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the name or names of any underwriters, dealers or other placement agents;

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the number and the purchase price of, and form of consideration for, the Company’s securities;

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any proceeds to the Company from such sale; and

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any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

The Company’s securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the TSXV, NYSE American or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.
Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the Company’s securities offered by that prospectus supplement.
Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of the Company’s securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom the Company enters into agreements may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.
No underwriter or dealer involved in an ATM Distribution, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, the Company’s securities in connection with an ATM Distribution of the Company’s securities or effect any other transactions that are intended to stabilize the market price of the Company’s securities during an ATM Distribution. In connection with any offering of the Company’s securities other than in an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Company’s securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
CERTAIN INCOME TAX CONSIDERATIONS
The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the US dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.
LEGAL MATTERS
Certain legal matters related to the Company’s securities offered by this short form base shelf prospectus will be passed upon on the Company’s behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to matters of United States law.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Company are Crowe MacKay LLP (“Crowe MacKay”), Chartered Professional Accountants, 1177 W Hastings St, Vancouver, BC V6E 4T5. Crowe Mackay is independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct.
New Found’s transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.
AGENT FOR SERVICE OF PROCESS
Collin Kettell and Vijay Mehta, directors of the Company, reside outside of Canada.
Each of the above individuals has appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.
INTEREST OF EXPERTS
Information of a scientific or technical nature with respect of the Queensway Project contained in this short form base shelf prospectus (including the documents incorporated by reference) is based on the Technical Report, with an effective date of May 31, 2022, prepared by R. Mohan Srivastava, P.Geo. of RedDot3D Inc. who is an independent Qualified Person under NI 43-101. To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individual and their firm do not beneficially own, directly or indirectly, any Common Shares.
The scientific and technical information with respect to the Queensway Project contained in the Annual MD&A and AIF which are incorporated by reference in this short form base shelf prospectus was reviewed and approved by Greg Matheson, P. Geo., a “Qualified Person” as defined in NI 43-101. To the knowledge of the Company, Greg Matheson is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.
Crowe MacKay LLP, the auditor of the Annual Financial Statements which are incorporated by reference in this this short form base shelf prospectus, has advised the Company that it is independent of the Company in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct.
WHERE YOU CAN FIND MORE INFORMATION
We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.
The Company’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Document Gathering and Retrieval System, or EDGAR, at www.sec.gov, as well as from commercial document retrieval services. The Company’s Canadian filings are available on SEDAR, at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR or EDGAR are neither incorporated in nor part of this prospectus.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a company incorporated under the BCBCA. The majority of our directors and officers and the experts named in this prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and all of the Company’s assets are, located outside the United States. As such, it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.
We will file with the SEC, concurrently with the registration statement of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we will appoint CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.
EXEMPTION FROM NI 44-101
Pursuant to a decision of the Autorité des marchés financiers (“AMF”) dated July 7, 2022, the Company was granted exemptive relief from the requirement that this prospectus as well as the documents incorporated by reference herein and any applicable prospectus supplement and the documents incorporated by reference therein to be filed in relation to an ATM Distribution to be filed with the AMF in the French language. This exemptive relief is granted on the condition that this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein be filed with the AMF in the French language if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an ATM Distribution.